04043549

2003

ARIS ESPEED INC
P.E. 12/31/03



pathways to performance

PROCESSED
SEP 2 1 2004
THOMSON FINANCIAL

eSpeed™

eSpeed is the leading electronic trading platform and the definitive technology provider for the global financial markets.

eSpeed has been at the cutting edge of trading technology since its inception, and at the forefront of financial performance since its public offering. We maintain that leadership position by focusing on four growth drivers:

- *increasing our presence in core products,*
- *developing technology enhancements and product extensions,*
- *licensing patented software, and*
- *extending our trading technology into new markets.*

Although our growth is driven by these four primary strategies, the strength behind our success is the result of so much more. Behind every new product, every market-responsive enhancement, and every new approach to trading, lies another element of what makes eSpeed so successful—namely, our commitment to our clients and the many ways we help to make their businesses successful.

We invite you to learn more about the world of electronic trading, and uncover the strengths and real value of eSpeed.

SEC MAIL RECEIVED
SEP 20 2004
PROCESSING
WASH. D.C.



Dear Shareholders,

In 2003, eSpeed enjoyed tremendous success. Our strong performance during the year was attributed to leveraging our business model, hard work from our employees, increased U.S. Treasury issuance, growth in trading volumes and our proprietary product enhancements.

Our net income for 2003 was $36.1 million, or $0.63 per share. Our income before income tax provision was $53.2 million, compared with $42.4 million reported in 2002, an increase of 25 percent. On a non-GAAP basis, our pre-tax operating income was $56.1 million, compared with $31.9 million reported in 2002, an increase of 75 percent.[1]

At the end of 2003, we had a strong balance sheet with $228.5 million in cash, an increase of $40.5 million from year-end 2002. Growth in our cash position was due to our ability to generate significant free cash flow in combination with our profit growth.

Increased U.S. Treasury issuance in the market helped boost the average daily U.S. Treasury trading volume by 17 percent compared to 2002. This positive environment combined with our superb liquidity and proprietary trading tools led us to process $42.5 trillion worth of transactions in 2003, a volume increase of 21 percent.

[1] A reconciliation of these non-GAAP measures to GAAP measures is provided in the table on page 6.

On top of this volume growth, our product enhancements enabled us to improve our transaction revenue. Our fully electronic revenue climbed 25 percent to $110 million, and we finished the year with total revenues of $156.6 million. In 2003, our pre-tax profit margin was 34 percent, an increase of 3.5 percentage points compared with 2002. Our non-GAAP pre-tax operating margin was 35.8 percent, an increase of 10.5 percentage points over last year.

We worked hard to achieve these financial results, which are a demonstration of the value created every day at eSpeed, where a significant number of our employees are busy building the future - developing new products, enhancing our system and finding innovative ways to make trading more efficient.

Significant Accomplishments

During 2003, we continued to build the pathways to the future by creating new products and enhancing our platform. Specifically:

> We introduced *Price Improvement,* a dramatic product enhancement that increases traders' profits by helping them to execute more trades.

> We launched *AutoSpeed,* a Microsoft Excel-based application that provides traders with the computing power to model and execute real-time trading strategies across multiple products or markets.

> We completed front-end integration with the Chicago Board of Trade in order to add value to our clients who trade in both cash and futures markets. This integration puts prices for both cash and futures markets on a single screen. Traders already using the eSpeed platform can now access futures markets seamlessly on our system.

> We entered the largest financial market—spot foreign exchange—where we see significant opportunity for our new product, *eSpeed FX. eSpeed FX* provides for direct, neutral, anonymous FX spot trading at a fraction of the cost paid by market participants today. We believe *eSpeed FX* will dramatically increase electronic participation in the FX spot market.

> We launched *eSpeed Equities,* our intelligent order-routing system. *eSpeed Equities,* another example of leveraging our technology platform, provides a single point of access to the world's largest exchanges, market-makers and Electronic Communication Networks.

> We continued to recognize value from our portfolio of intellectual property. In December, 2003, the New York Mercantile Exchange agreed to license the Wagner Patent for futures trading. As of December 31, 2003, this patent had generated $48 million gross in licensing agreements.

THE ROAD AHEAD

So far in 2004, we are seeing our new products become more widely adopted and we are aggressively seeking ways to expand our electronic footprint. We have introduced *Better Fill*, a unique proprietary trading tool that assists traders by achieving superior execution prices. We continue to focus our efforts on providing customized trading solutions to our customers as we move to a more personalized approach—further tailoring our system to our traders' needs. We believe that by offering customized pricing models based on variable and fixed commissions, in combination with value-added trading tools such as *Price Improvement* and *Better Fill*, that we will significantly improve our market share.

In addition, it is our belief that program and portfolio trading will double the size of the U.S. Treasury market over the next three years, much in the same way the volumes traded in the equities business expanded structurally when program and portfolio trading took hold. It is here that we believe *Price Improvement* and *Better Fill* will gain further traction because in computerized trading, it's all about achieving the best price, instantly.

Also in 2004, we strengthened our management team with the additions of two highly experienced industry executives. Kevin Foley joined us as President in May 2004. Kevin was formerly Founder and Chief Executive Officer of Bloomberg Tradebook, a global electronic agency brokerage business serving institutional investors, brokers and dealers, as well as Global Head of Foreign Exchange at Bloomberg L.P. Paul Saltzman joined the management team in June 2004 as Chief Operating Officer. Paul was previously the General Counsel of The Bond Market Association, the global trade association for fixed-income securities, where he ran the Association's market practice and legal and regulatory initiatives, while managing its relationships with Wall Street's major banks and investment banks. We believe their experience and industry knowledge will be invaluable to us as we continue to grow our business across the electronic landscape.

With the addition of Kevin and Paul to our executive management team, Lee Amaitis assumed the new role of Vice Chairman of eSpeed. His promotion was a clear result of the leadership, commitment and passion that he has shown since the events of September 11. He has rebuilt the infrastructure and foundation of our core business and will continue to explore new opportunities that will further leverage eSpeed's business and technology.

We are confident looking toward the road ahead. We have a long track record of delivering strong results that reflect the effective implementation of our vision and strategy. We remain fully committed to our business model, clients, employees, shareholders and other partners, and would like to thank you for your continued support.

Yours Sincerely,

Howard W. Lutnick
Chairman and
Chief Executive Officer

Lee M. Amaitis
Vice Chairman

Kevin M. Foley
President

Paul Saltzman
Chief Operating Officer



measuring our progress

2003 was a strong year. These results measure our continued growth. More importantly, they reveal the ways we're moving forward.

Reconciliation of Non-GAAP Financial Measures to GAAP

(in thousands)

	Year Ended December 31,	
	2003	2002
Revenues	$ 156,615	$ 126,405
Business interruption insurance proceeds from parent [a]	—	12,833
GAAP revenues	**$ 156,615**	**139,238**
Operating expenses	$ 100,525	94,484
Amortization of business partner and non-employee securities [b]	2,167	2,059
Loss on unconsolidated investments [c]	—	950
Provision for September 11 Events [d]	—	(1,200)
Charitable contribution Re: 9/11 [e]	687	500
GAAP expenses	**103,379**	**96,793**
Pre-tax operating income	$ 56,090	$ 31,921
Sum of reconciling items = [a] – [b] – [c] – [d] – [e]	(2,854)	10,524
GAAP income before income tax provision	**53,236**	**42,445**
Income tax provision	$ 17,982	$ 479
Income tax benefit on non-operating loss [f]	(842)	—
GAAP income tax provision	**17,140**	**479**
Net operating income	$ 38,108	$ 31,442
Sum of reconciling items = [a] – [b] – [c] – [d] – [e] – [f]	(2,012)	10,524
GAAP net income	**36,096**	**41,966**

The Company uses non-GAAP financial measures of revenues, income before income tax provision, net income and earnings per share to supplement its consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, and to better reflect its year-over-year operating performance. These non-GAAP financial measures do not replace the presentation of GAAP financial results but are provided to enhance overall understanding of the Company's current financial performance and prospects for the future. Specifically, the Company's management believes that the non-GAAP financial results provide useful information to both management and investors regarding certain additional financial and business trends relating to its financial condition and results from operations. In addition, management uses these measures for reviewing the Company's financial results and evaluating its financial performance.

Selected Financial Data

The consolidated statement of operations and consolidated statement of financial condition data presented below are derived from our consolidated financial statements for the years ended December 31, 2003, 2002, 2001, 2000 and for the period from March 10, 1999 (date of commencement of operations) to December 31, 1999. The consolidated financial statements for these periods were audited by Deloitte & Touche LLP, independent auditors. The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and the notes thereto contained in this Annual Report.

CONSOLIDATED STATEMENT OF OPERATIONS DATA
(in thousands, except per share data):

	Year Ended December 31,				For the period from March 10, 1999 (date of commencement of operations) to
	2003	2002	2001	2000	December 31, 1999
Total revenues	**$ 156,615**	$ 139,238	$ 124,969	$ 91,027	$ 34,661
Expenses:					
Compensation and employee benefits	**36,114**	36,499	53,437	53,963	21,502
Occupancy and equipment	**31,322**	24,863	29,549	21,561	10,293
Professional and consulting fees	**3,519**	5,658	10,568	13,036	5,149
Communications and client networks	**6,714**	6,335	8,109	4,589	3,355
Marketing	**1,454**	4,778	4,355	8,285	—
Administrative fees to related parties	**10,442**	9,134	9,798	6,524	1,662
Amortization of business partner and non-employee securities[1]	**2,167**	2,059	1,223	32,041	—
Options granted to Cantor employees[2]	—	—	—	—	2,850
Loss on unconsolidated investments[3]	—	950	3,834	—	—
Provision for September 11, 2001 events[4]	—	(1,200)	13,323	—	—
Other	**11,647**	7,717	8,569	9,684	2,649
Total expenses	**103,379**	96,793	142,765	149,683	47,460
Income (loss) before provision (benefit) for income taxes	**53,236**	42,445	(17,796)	(58,656)	(12,799)
Income tax provision (benefit)	**17,140**	479	531	406	(212)
Net income (loss)	**$ 36,096**	$ 41,966	$ (18,327)	$ (59,062)	$ (12,587)
Basic earnings (loss) per share	**$ 0.65**	$ 0.76	$ (0.34)	$ (1.15)	$ (0.28)
Diluted earnings (loss) per share	**$ 0.63**	$ 0.74	$ (0.34)	$ (1.15)	$ (0.28)
Basic weighted average shares of common stock outstanding	**55,345**	54,991	54,297	51,483	44,495
Diluted weighted average shares of common stock outstanding	**57,499**	56,784	54,297	51,483	44,495

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION DATA
(in thousands):

	December 31,				
	2003	2002	2001	2000	1999
Cash and Cash Equivalents	**$ 228,500**	$ 187,999	$ 159,899	$ 122,164	$ 134,846
Total Assets	**297,568**	252,711	210,741	155,122	144,327
Total Liabilities	**25,883**	34,256	37,559	22,864	8,815
Total Stockholder's Equity	**271,685**	218,455	173,182	132,258	135,512

(1) See "Notes to Consolidated Financial Statements, Note 10."

(2) Concurrent with our initial public offering, we issued options to purchase 290,320 shares of Class A common stock to Cantor employees and a consultant. The estimated fair value of the options at the time of the offering resulted in a one-time non-cash charge to us of $2,850,000

(3) See "Notes to Consolidated Financial Statements, Note 9."

(4) See "Notes to Consolidated Financial Statements, Note 3."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We were incorporated on June 3, 1999 as a Delaware corporation. Prior to our initial public offering, we were a wholly-owned subsidiary of, and we conducted our operations as a division of, Cantor Fitzgerald Securities, which in turn is a 99.75%-owned subsidiary of Cantor Fitzgerald, L.P. We commenced operations as a division of Cantor on March 10, 1999, the date the first fully electronic transaction using our eSpeed® system was executed. Cantor has been developing systems to promote fully electronic marketplaces since the early 1990s. Since January 1996, Cantor has used our eSpeed® system internally to conduct electronic trading.

Concurrent with our initial public offering in December 1999, Cantor contributed to us, and we acquired from Cantor, certain of our assets. These assets primarily consisted of proprietary software, network distribution systems, technologies and other related contractual rights that comprise our eSpeed® system.

On September 11, 2001, our principal place of business at One World Trade Center was destroyed and, as a result, we lost 180 employees and Cantor and TradeSpark lost 478 employees. Through implementation of our business recovery plan, we immediately relocated our surviving employees to various locations in the New York metropolitan area. Our operating proprietary software was unharmed.

As of December 31, 2003, we had an accumulated deficit of $13.3 million. This deficit primarily resulted from expenditures on our technology and infrastructure incurred in building our revenue base and from non-cash charges incurred in connection with the issuance of business partner securities, partially offset by net income generated during the years ended December 31, 2003 and 2002. We expect that we will continue to generate net income. However, in light of the rapidly changing nature of our business and the impact of the September 11 Events, we believe that period-to-period comparisons of our previously reported operating results will not necessarily be meaningful and should not be relied upon as an indication of future performance.

We operate interactive electronic marketplaces and license customized real-time software solutions to our clients. In general, we receive transaction fees based on a percentage of the face value of products traded through our system. Products may be traded on a fully electronic basis, electronically through a voice broker, or via open outcry with prices displayed on data screens. We receive different fees for these different system utilizations. Additionally, we receive revenues from licensing software and providing technology support.

We have entered into an Amended and Restated Joint Services Agreement with Cantor under which we and Cantor have agreed to collaborate to provide brokerage and related services to clients in multiple electronic markets for transactions in securities and other products. Under the Amended and Restated Joint Services Agreement, as currently in effect, we are responsible for providing electronic brokerage services, and Cantor provides voice-assisted brokerage services, fulfillment services, such as clearance and settlement, and related services, such as credit risk management services, oversight of client suitability and regulatory compliance, sales positioning of products and other services customary to marketplace intermediary operations. Under this agreement, we and Cantor share revenues derived from transactions effected in the marketplaces in which we collaborate and other specified markets. The portion of the transaction revenues that we and Cantor receive are based on several factors, including whether: (1) the marketplace is one in which we collaborate with Cantor; (2) the transaction is fully electronic or Cantor provides voice-assisted brokerage services; (3) the product traded is a financial or other product; and (4) the product is traded on the Cantor Exchange℠. The percentage of the transaction revenues we receive ranges from 2.5% to 65%. However, in general, for fully electronic transactions, we receive 65% of the transaction revenues and Cantor receives 35% of the transaction revenues; and for voice-assisted brokerage transactions, Cantor receives 93% of the transaction revenues and we receive 7% of the transaction revenues. In addition, if the transactions relate to a gaming business, we receive 25% of the net trading revenues. We have agreed to provide to Cantor technology support services at cost.

We have also entered into services agreements with TradeSpark, Freedom, Municipal Partners LLC (MPLLC) and CO2e.com (CO2e) pursuant to which we provide the technology infrastructure for the transactional and technology related elements of the TradeSpark, Freedom, MPLLC and CO2e marketplaces, as well as certain other services, in exchange for specified percentages of transaction revenues from the marketplaces. In general, if a transaction is fully electronic, we receive 65% of the aggregate transaction revenues and TradeSpark or Freedom receives 35% of the transaction revenues. If TradeSpark or Freedom provides voice-assisted brokerage services with respect to a transaction, then we receive 35% of the revenues and TradeSpark or Freedom receives 65% of the revenues. We and MPLLC each receive 50% of the fully electronic revenues related to municipal bonds. Our agreement with CO2e provides that we receive 50% of CO2e's fully electronic revenues and 15% of CO2e's voice-assisted and open outcry revenues until December 2003; thereafter we will receive 20% of voice-assisted and open outcry revenues. With respect to our equity order routing business, conducted for Cantor, we and Cantor each receive 50% of the revenues, after deduction of specified marketing, sales and other costs and fees. On any eSpeed equity order routing business that is not conducted for Cantor, we will receive 65% of the revenues of any such business and Cantor will receive 35% of such revenues. With respect to (i) certain network access facilities services agreements and (ii) other circumstances in which Cantor refers network access facility services business to us, 60% of net revenues from such business would be paid to Cantor and 40% of such revenues would be paid to us, after deduction of all sales commissions, marketing helpdesk, clearing and direct third-party costs, including circuits and maintenance.

We have pursued an aggressive strategy to convert most of Cantor's financial marketplace products to our eSpeed®

system and, with the assistance of Cantor, to continue to create new markets and convert new clients to our eSpeed® system. The process of converting these marketplaces includes modifying existing trading systems to allow for transactions to be entered directly from a client location, signing an agreement with the client, installing the hardware and software at the client location and establishing communication lines between us and the client. Other than Cantor, no client of ours accounted for more than 10% of our transaction revenues from our date of inception through December 31, 2003. As a result of the September 11 Events and the resulting loss of voice brokers, Cantor's U.S. operations were reduced, including the trading by it of certain U.S. financial products. Cantor also sold the assets of its municipal bond business in the first quarter of 2002 after that business ceased operations on September 11, 2001, but acquired a special interest in MPLLC, the entity that acquired the assets. Cantor has not yet fully determined which financial product marketplaces it will re-enter. In addition, Cantor's business product development activity continues to be reduced due to the September 11 Events. If Cantor determines not to re-enter its affected businesses, exits additional businesses or does not continue to develop new products or enter into new businesses, we will likely be adversely affected.

Critical Accounting Policies and Estimates

The following discussion is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments which affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures of contingent assets and liabilities. Actual results may differ from our estimates as a result of the occurrence of future events or changes in conditions that affected our judgments or estimates.

We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

PROVISION FOR SEPTEMBER 11 EVENTS

We recorded an expense of $13.3 million in the year ended December 31, 2001 for the costs that we had incurred or expected to incur and for assets that were destroyed or impaired as a result of the September 11 Events. Due to the extent of the loss of life and the destruction of assets, the effect of the September 11 Events required us to make estimates and judgments in an uncertain environment. In our judgment, such costs were properly recorded in the same period as the September 11 Events, even if disbursement did not occur until future periods. During the year ended December 31, 2002, actual costs incurred were charged against the provision and the remaining unused amount was reversed in the fourth quarter of 2002.

INSURANCE COVERAGE

We have insurance coverage for both property and casualty losses and for business interruption through our Administrative Services Agreement with Cantor.

On September 11, 2001, we had property and casualty insurance coverage in the amount of $40.0 million. As a result of the September 11 Events, fixed assets with a book value of approximately $17.8 million were destroyed. We have recovered these losses through $20.5 million of property insurance proceeds and, as such, have not recorded a net loss related to the destruction of its fixed assets.

During 2002, we received and recognized as income $12.8 million of the $40.0 million business interruption insurance recovery received by Cantor. This allocation was based on an analysis prepared by an independent consultant.

During the year ended December 31, 2003, Cantor received an additional $21.0 million of insurance proceeds in settlement for property damage related to the September 11 Events. We will be entitled to up to $19.5 million of these proceeds as replacement assets are purchased in the future, depending on the ultimate replacement value of the assets destroyed. A gain may be recorded based on the amount allocated by Cantor to us.

However, we cannot currently estimate the amount or timing of any such gain, and accordingly, no gains on replacement of fixed assets have been recorded during the period. We expect to incur significant costs in relation to the replacement of fixed assets lost on September 11, 2001 when we build permanent infrastructure in connection with a planned move to new headquarters in 2004.

GRANTS

In December 2003 and early 2004, Cantor and one of its affiliates received grants from the WTC Business Recovery from Disproportionate Loss Program and the World Trade Center Job Creation and Retention Program. Both grant agreements contain certain recapture terms and contingencies, primarily in relation to establishing and maintaining premises and maintaining certain levels of employment in New York City in the future. No determination has been made to date as to the location of the premises of Cantor or us, the anticipated levels of employment or the amount, if any, that may ultimately benefit us or by what method such benefit may be provided.

RELATED PARTY TRANSACTIONS

As described above, we share revenues with Cantor, TradeSpark, Freedom, MPLLC and CO2e. In addition, we provide technology support services to Cantor, TradeSpark, Freedom, MPLLC and CO2e, and Cantor provides administrative services to us.

Since Cantor holds a controlling interest in us, and holds a significant interest in TradeSpark and Freedom, such transactions among and between us and Cantor, TradeSpark and Freedom are on a basis which might not be replicated if such services or revenue sharing arrangements were between, or among, unrelated parties.

We recognize Software Solutions fees from related parties based on the allocated portion of our costs of providing services to our related parties. Such allocation of costs requires us to make judgments as to the equitable distribution of such costs. In addition, we receive administrative services from Cantor, for which we pay a fee based on Cantor's good faith determination of an equitable allocation of the costs of providing such services. There is no assurance that we could realize such revenues, or obtain services at such costs, if we had to replicate such arrangements with unrelated parties.

PATENTS

We capitalized the costs associated with the purchase of patents. In order to perfect and defend our rights under the patents, we have incurred substantial legal costs. We have capitalized such legal costs, thereby increasing the carrying value of the patents. These capitalized costs, and the original purchase price of the patents, are amortized over the remaining life of the patent to which they relate, and are reflected net of accumulated amortization as an asset in our statements of financial condition. In addition, we have capitalized the costs associated with the filing of various patents. These costs are amortized on a straight-line basis over a period not to exceed three years, and are also reflected net of accumulated amortization as an asset in our statements of financial condition. We believe the inherent value of the patents exceeds their carrying value. However, if the rights afforded us under the patents are not enforced or if the patents do not provide the competitive advantages that we anticipated at the time of purchase, we may have to write-down the patents, and such charges could be substantial.

CAPITALIZED SOFTWARE COSTS

We capitalize the direct costs of employees who are engaged in creating software for internal use. This treatment requires us to estimate the portion of the employees' efforts, which directly produce new software, including design, coding, installation and testing activities, or provide additional functionality to existing software.

In our judgment, these employee-related costs serve to create or enhance valuable software. Our current policy is to capitalize these costs and amortize them over their estimated economic useful life of three years on a straight-line basis. However, if the costs incurred to produce the software are ultimately deemed to exceed the benefit that the software provides, we may have to write-down the capitalized software costs, and such charges could be substantial.

BUSINESS PARTNER SECURITIES

We enter into transactions with business partners in which we issue certain equity instruments whose value, in part, is dependent on the value of our publicly traded Class A common stock. Such business partner securities include options and warrants to purchase shares of our Class A common stock as well as convertible preferred shares. The preferred shares are convertible into either shares of our Class A common stock or warrants to purchase shares of our Class A common stock.

The value of these business partner securities issued establishes either the basis of assets acquired in exchange for the instruments, or an expense, which is, or will be, recognized in conjunction with the issuance.

We utilize judgment in establishing the fair value of these business partner securities in the absence of a ready market for such instruments. Options and warrants are valued using an option pricing model which requires us to make assumptions as to future interest rates, price volatility of our Class A common stock, future dividends and the expected life of the option or warrant being valued. We believe that our assumptions used in the valuation of the instruments are reasonable. However, changes in the assumptions could result in differing valuations of the options, warrants or preferred shares which, in turn, would change the basis of assets acquired or expense recognized.

INCOME TAXES

SFAS No. 109, Accounting for Income Taxes, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could materially impact our financial position or results of operations.

Results of Operations

Highlights

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Diluted earnings per share decreased $0.11 from $0.74 to $0.63. During the year ended December 31, 2002, we recognized a $12.8 million gain, or approximately $0.23 per diluted share, relating to business interruption insurance proceeds following the September 11 Events. During the year ended December 31, 2003, we recorded an income tax provision of $17.1 million, or approximately $0.30 per diluted share, corresponding to a 39.3% consolidated effective tax rate adjusted to reflect our recognition of the benefit from our remaining net operating loss (NOL) carry forward in the first quarter of 2003. For the same period a year earlier, income taxes were minimal due to our NOL.

For the year ended December 31, 2003, transaction revenues with related parties were $130.1 million, an increase of 23% as compared to transaction revenues with related parties of $105.8 million for the same period a year earlier. Volumes transacted on our system per trading day increased 21%. For the year ended December 31, 2003, 85% of our transaction revenues were generated from fully electronic transactions.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Diluted earnings per share increased $1.08 from a $(0.34) loss in 2001 to earnings of $0.74 in 2002. On September 11,

2001, our principal place of business at One World Trade Center was destroyed. In 2001, we recorded a $13.3 million provision for the September 11 Events, or $0.25 per diluted share. At December 31, 2002, we had 319 employees. However, prior to the September 11 Events, we had 492 employees. As a result, compensation and employee benefits decreased $16.9 million, or approximately $0.30 per diluted share, from $53.4 million for the year ended December 31, 2001 to $36.5 million for the 2002 period. In addition, during the year ended December 31, 2002, we recognized a $12.8 million gain, or approximately $0.23 per diluted share, relating to business interruption insurance proceeds following the September 11 Events.

Revenues

The following table sets forth our revenues for the periods indicated:

	Year Ended December 31, 2003	Percentage of Total Revenues	Year Ended December 31, 2002	Percentage of Total Revenues	Year Ended December 31, 2001	Percentage of Total Revenues
	(in thousands)		(in thousands)		(in thousands)	
Transaction revenues with related parties						
Fully electronic transactions	$110,015	70.3%	$88,039	63.3%	$75,430	60.4%
Voice-assisted brokerage transactions	19,505	12.4	17,552	12.6	22,553	18.1
Screen-assisted open outcry transactions	538	0.3	190	0.1	385	0.3
Total transaction revenues with related parties	130,058	83.0	105,781	76.0	98,368	78.8
Software Solutions fees from related parties	15,124	9.7	13,207	9.5	16,283	13.0
Software Solutions and licensing fees from unrelated parties	9,125	5.8	4,512	3.2	1,962	1.6
Business interruption insurance proceeds from parent	—	0.0	12,833	9.2	—	0.0
Gain on replacement of fixed assets	—	0.0	—	0.0	2,680	2.1
Interest income	2,308	1.5	2,905	2.1	5,676	4.5
Total Revenues	$156,615	100.0%	$139,238	100.0%	$124,969	100.0%

Revenues—Comparison of the Years Ended December 31, 2003 and 2002

TRANSACTION REVENUES WITH RELATED PARTIES

For the year ended December 31, 2003, we earned transaction revenues with related parties of $130.1 million, an increase of 23% as compared to transaction revenues with related parties of $105.8 million for the year ended December 31, 2002. There were 250 trading days in both the year ended December 31, 2003 and the year ended December 31, 2002. Transaction revenues per trading day increased by $97,000, or 23%, from $423,000 for the year ended December 31, 2002 to $520,000 for the 2003 period. Volumes transacted on our system increased by $7,484 billion (approximately $7.5 trillion), or 21%, from $35,057 billion (approximately $35.0 trillion) for the year ended December 31, 2002 to $42,541 billion (approximately $42.5 trillion) for the year ended December 31, 2003. This increase resulted primarily from favorable market conditions in the United States and in Europe, where market fluctuations drove increases in our product volumes and transactions counts, as well as continued adoption of our new software enhancements. For the year ended December 31, 2003, 85% of our transaction revenues were generated from fully electronic transactions as compared to 83% for the same period in 2002.

Our revenues are highly dependent on transaction volume in the global financial product markets. Accordingly, among other things, equity market volatility, economic and political conditions in the United States of America and elsewhere in the world, concerns over inflation, institutional and consumer confidence levels, the availability of cash for investment by mutual funds and other wholesale and retail investors, fluctuating interest and exchange rates and legislative and regulatory changes and currency values may have an impact on our volume of transactions. In addition, a significant amount of our revenues is currently received in connection with our relationship with Cantor. Consequently, our revenues have been negatively affected by the effect of the September 11 Events on Cantor and may continue to be negatively affected in the future if Cantor's business continues to suffer due to the September 11 Events or otherwise.

SOFTWARE SOLUTIONS FEES FROM RELATED PARTIES

Software Solutions fees from related parties for the year ended December 31, 2003 were $15.1 million as compared to Software Solutions fees from related parties of $13.2 million for the year ended December 31, 2002, an increase of 14%. This increase resulted from an increase in demand for our support services from Cantor.

SOFTWARE SOLUTIONS AND LICENSING FEES FROM UNRELATED PARTIES

Software Solutions and licensing fees from unrelated parties for the year ended December 31, 2003 were $9.1 million as compared to Software Solutions and licensing fees from unrelated parties of $4.5 million for the same period a year ago, a 102% increase, due primarily to licensing fees earned from IntercontinentalExchange for use of the Wagner Patent and licensing fees earned as part of the Wagner Patent settlement agreements, as more fully described in Note 5 of our consolidated financial statements. We anticipate that as we license our software and patents to additional market participants, our revenues from Software Solutions and licensing fees from unrelated parties will continue to grow.

BUSINESS INTERRUPTION INSURANCE PROCEEDS FROM PARENT
In 2002, we recognized $12.8 million as our portion of the $40.0 million business interruption insurance recovery received by Cantor following the September 11 Events. There was no such revenue in 2003.

INTEREST INCOME
For the year ended December 31, 2003, the blended weighted average interest rate on overnight reverse repurchase agreements and tax-free municipal bonds was 1.0% as compared to a 1.7% weighted average interest rate on overnight reverse repurchase agreements for the year ended December 31, 2002. As a result of the decrease in the average interest rate, partially offset by an increase in average balances between periods, we generated interest income of $2.3 million for the year ended December 31, 2003 as compared to $2.9 million for the year ended December 31, 2002, a decrease of 21%.

Revenues—Comparison of the Years Ended December 31, 2002 and 2001

TRANSACTION REVENUES WITH RELATED PARTIES
For the year ended December 31, 2002, we earned $105.8 million in transaction revenues with related parties, an 8% increase over transaction revenues with related parties of $98.4 million for the year ended December 31, 2001. For the year ended December 31, 2002, 83% of our transaction revenues were generated from fully electronic transactions, as compared to 77% for the same period in 2001.

SOFTWARE SOLUTIONS FEES FROM RELATED PARTIES
Software Solutions fees from related parties for the year ended December 31, 2002 were $13.2 million as compared to Software Solutions fees from related parties for the year ended December 31, 2001 of $16.3 million, a decrease of 19%. Software Solutions fees from related parties decreased primarily as a result of a decrease in support provided to Cantor and TradeSpark due to the loss of their voice brokers as a result of the September 11 Events. This decrease was offset in part by additional Software Solutions fees from MPLLC, which began utilizing our systems in 2002.

SOFTWARE SOLUTIONS AND LICENSING FEES FROM UNRELATED PARTIES
Software Solutions and licensing fees from unrelated parties for the year ended December 31, 2002 were $4.5 million as compared with $2.0 million for the year ended December 31, 2001, an increase of 125%, due primarily to licensing fees earned in 2002 from InterContinentalExchange for use of the Wagner Patent and licensing fees earned as part of the Wagner Patent Settlement Agreement, as more fully described in Note 5 of our consolidated financial statements.

BUSINESS INTERRUPTION INSURANCE PROCEEDS FROM PARENT
During the year ended December 31, 2002, we received and recognized as revenue $12.8 million as our portion of the

$40.0 million business interruption insurance recovery received by Cantor. This allocation was based on an analysis prepared by an independent consultant. There was no such revenue in 2001.

GAIN ON REPLACEMENT OF ASSETS

Our assets in the World Trade Center were destroyed as a result of the September 11 Events. Such assets were covered by insurance policies, which provide for reimbursement for replacement cost if such destroyed assets are replaced. To the extent that replacement cost exceeds the carrying value of such replaced equipment, the excess results in a gain. For the year ended December 31, 2001, we recognized $2.7 million of such gains. No additional proceeds were received in 2002 and, accordingly, no gains were recognized in 2002.

INTEREST INCOME

For the year ended December 31, 2002, we generated interest income from overnight reverse repurchase agreements with a related party of $2.9 million as compared to interest income of $5.7 million for the year ended December 31, 2001. The reduction in interest income was principally as a result of a reduction in weighted average interest rates on overnight reverse repurchase agreements from 3.9% in 2001 to 1.7% in 2002.

Expenses

The following table sets forth our expenses for the periods indicated:

	Year Ended December 31, 2003	Percentage of Total Expenses	Year Ended December 31, 2002	Percentage of Total Expenses	Year Ended December 31, 2001	Percentage of Total Expenses
	(in thousands)		(in thousands)		(in thousands)	
Compensation and employee benefits	$ 36,114	35.0%	$36,499	37.7%	$53,437	37.4%
Occupancy and equipment	31,322	30.3	24,863	25.7	29,549	20.7
Professional and consulting fees	3,519	3.4	5,658	5.9	10,568	7.4
Communications and client networks	6,714	6.5	6,335	6.6	8,109	5.7
Marketing	1,454	1.4	4,778	4.9	4,355	3.1
Administrative fees to related parties	10,442	10.1	9,134	9.4	9,798	6.9
Amortization of business partner and non-employee securities	2,167	2.1	2,059	2.1	1,223	0.9
Loss on unconsolidated investments	—	0.0	950	0.9	3,834	2.7
Provision for September 11 Events	—	0.0	(1,200)	(1.2)	13,323	9.3
Other	11,647	11.2	7,717	8.0	8,569	5.9
Total Expenses	$103,379	100.0%	$96,793	100.0%	$142,765	100.0%

Expenses—Comparison of the Years Ended December 31, 2003 and 2002

COMPENSATION AND EMPLOYEE BENEFITS

At December 31, 2003, we had 335 employees, which was an increase from the 319 employees we had at December 31, 2002. For the year ended December 31, 2003, our compensation costs were $36.1 million as compared to compensation costs of $36.5 million for the same period a year earlier. This $0.4 million decrease, or 1%, in compensation costs resulted mainly from an increase in the percentage of time spent by certain employees on software application development, partially offset by costs from additional headcount. The costs associated with such software application development are capitalized and amortized over the associated application's estimated useful life of three years.

Substantially all of our employees are full-time employees located predominately in the New York metropolitan area and London. Compensation costs include salaries, bonuses, payroll taxes and costs of employer-provided benefits for our employees. We expect that our future compensation costs will increase depending, in part, upon a variety of factors, including our incremental revenue growth.

OCCUPANCY AND EQUIPMENT

Occupancy and equipment costs were $31.3 million for the year ended December 31, 2003, a $6.4 million increase, or 26%, as compared to occupancy and equipment costs of $24.9 million for the year ended December 31, 2002. The increase was primarily caused by the occupancy and build-out of our temporary corporate headquarters in New York City.

Occupancy expenditures primarily consist of the rent and facilities costs of our offices in the New York metropolitan area and our offices in London and Tokyo. We moved into our temporary corporate headquarters in New York City during the second quarter of 2002. The lease for our temporary headquarters will expire on June 30, 2004, and at this time management is evaluating various alternative locations. Although we believe that equipment costs will increase in the future as we replace lost equipment, we anticipate that such equipment costs will remain below those incurred prior to the September 11 Events. We expect a portion of our capital expenditures to be covered by insurance proceeds from our property and casualty insurance coverage.

PROFESSIONAL AND CONSULTING FEES

Professional and consulting fees were $3.5 million for the year ended December 31, 2003 as compared to $5.7 million for the year ended December 31, 2002, a decrease of 39%, primarily due to a decrease in legal fees and contract employee personnel costs.

COMMUNICATIONS AND CLIENT NETWORKS

Communications costs were $6.7 million for the year ended December 31, 2003 as compared to $6.3 million for the same period a year earlier, a $0.4 million or 6% increase. Cost controls resulted in reductions in communications rates and usage charges, which were more than offset by additional client networks charges as we processed increased volumes of transactions and continued to add new clients.

Communication costs include the costs of local and wide area network infrastructure, the cost of establishing the client network linking clients to us, data and telephone lines, data and telephone usage, and other related costs. We anticipate expenditures for communications and client networks will increase in the near future as we continue to connect additional customers to our network.

MARKETING

We incurred marketing expenses of $1.5 million in fiscal 2003 as compared to marketing expenses during the year ended December 31, 2002 of $4.8 million, a $3.3 million decrease, resulting from a planned reduction in marketing costs. Marketing expenses in the 2002 period were higher primarily as the result of the development of a major advertising campaign.

ADMINISTRATIVE FEES TO RELATED PARTIES

Under an Administrative Services Agreement, Cantor provides various administrative services to us, including accounting, tax, legal, human resources and facilities management, for which we reimburse Cantor for the direct and indirect costs of providing such services.

Administrative fees to related parties amounted to $10.4 million for the year ended December 31, 2003, a 14% increase over the $9.1 million of such fees for the year ended December 31, 2002.

Administrative fees to related parties are dependent upon both the costs incurred by Cantor and the portion of Cantor's administrative services that are utilized by us. Administrative fees to related parties are therefore partially correlated to our business growth.

AMORTIZATION OF BUSINESS PARTNER AND NON-EMPLOYEE SECURITIES

We enter into strategic alliances with other industry participants in order to expand our business and to enter into new marketplaces. As part of these strategic alliances, we have issued warrants and convertible preferred stock. These securities do not require cash outlays and do not represent a use of our assets. The expense related to these issuances is based on the value of the securities being issued and the structure of the transaction. Generally, this expense is amortized over the term of the related agreement.

Charges in relation to the amortization of such securities were $2.2 million for the year ended December 31, 2003, a slight increase over the $2.1 million recorded in fiscal 2002. This increase resulted primarily from the amortization of the value of warrants issued under an agreement executed with a business partner in August 2002, offset by the termination of another warrant agreement in July 2003, for which amortization was recorded in the 2002 period. We believe period-to-period comparisons are not meaningful, as these transactions do not recur on a regular basis.

OTHER EXPENSES

Other expenses consist primarily of amortization of intangible assets, which totaled $5.3 million for the year ended December 31, 2003, insurance costs and travel, promotional and entertainment expenditures. For the year ended December 31, 2003, other expenses were $11.6 million, an increase of $3.9 million, or 51%, as compared to other expenses of $7.7 million for the year ended December 31, 2002, principally due to increases in business-related insurance costs and a $2.0 million increase in the amortization of intangible assets as we continue to devote significant resources to the establishment, perfection and protection of our intellectual property portfolio.

INCOME TAXES

During the year ended December 31, 2003, we recorded an income tax provision of $17.1 million corresponding to a 39.3% effective tax rate adjusted to reflect the recognition of a $2.8 million benefit from an NOL carry forward in the first quarter of 2003. During the same period a year earlier, income taxes were minimal due to the benefit of our NOL carry forward. Our consolidated effective tax rate can vary from period to period depending on, among other factors, permanent differences and the geographic and business mix of our earnings.

Expenses—Comparison of the Years Ended December 31, 2002 and 2001

COMPENSATION AND EMPLOYEE BENEFITS

At December 31, 2002, we had 319 employees, which was a slight increase from the 312 employees we had at December 31, 2001. However, prior to the September 11 Events, we had 492 employees. For the year ended December 31, 2002, our compensation costs were $36.5 million as compared to compensation costs of $53.4 million for the year ended December 31, 2001. This decrease in compensation costs and in the number of employees was principally due to the September 11 Events.

OCCUPANCY AND EQUIPMENT

Occupancy and equipment costs were $24.9 million for the year ended December 31, 2002, a decrease of 16% as compared to occupancy and equipment costs of $29.5 million for the year ended December 31, 2001. The decrease was primarily caused by our reduced need for office space as a result of the September 11 Events.

PROFESSIONAL AND CONSULTING FEES

Professional and consulting fees were $5.7 million for the year ended December 31, 2002 as compared to professional and consulting fees of $10.6 million for the year ended December 31, 2001, a decrease of 46%, primarily related to a decrease in contract personnel costs.

The costs of professionals and consultants utilized to temporarily replace employees lost as a result of the September 11 Events are included in Provision for September 11 Events and, as a result, do not affect this expense caption.

COMMUNICATIONS AND CLIENT NETWORKS

Communications costs were $6.3 million for the year

ended December 31, 2002 as compared to $8.1 million for the year ended December 31, 2001, a 22% decrease. The decrease was principally due to decreased data and telephone costs subsequent to the September 11 Events.

MARKETING

We incurred marketing expenses of $4.8 million for the year ended December 31, 2002 as compared to marketing expenses during the year ended December 31, 2001 of $4.4 million, an increase of 9%, resulting from the development of a 2002 advertising campaign.

ADMINISTRATIVE FEES TO RELATED PARTIES

Administrative fees paid to related parties amounted to $9.1 million for the year ended December 31, 2002, a 7% decrease over the $9.8 million of such fees for the year ended December 31, 2001. Overall, administrative fees decreased in the months following the September 11 Events as compared to the months prior to the September 11 Events.

AMORTIZATION OF BUSINESS PARTNER AND NON-EMPLOYEE SECURITIES

Amortization of business partner and non-employee securities was $2.1 million for the year ended December 31, 2002, an increase of 75% as compared to the $1.2 million charges for the year ended December 31, 2001. This increase resulted from a full year of amortization on warrants that were issued under agreements with two business partners during 2001. Amortization on warrants issued under an agreement executed with a business partner in August 2002 further contributed to this increase.

LOSS ON UNCONSOLIDATED INVESTMENTS

In 2002, we wrote down our investment in Tradespark by $950,000 to its net realizable value.

PROVISION FOR SEPTEMBER 11 EVENTS

We recorded an expense of $13.3 million in the year ended December 31, 2001 to reflect our estimate of the costs incurred or expected to be incurred and assets impaired as a direct result of the September 11 Events. For the year ended December 31, 2002, the remaining accrual related to the September 11 Events of $1.2 million was reversed.

OTHER

For the year ended December 31, 2002, other expenses were $7.7 million, a decrease of 10% as compared to other expenses of $8.6 million for the year ended December 31, 2001. The decrease resulted primarily from the decrease in recruitment fees.

INCOME TAXES

Income taxes in 2002 were minimal due to the benefit of our NOL carry forward.

Quarterly Results of Operations

The following table sets forth, by quarter, our unaudited statement of operations data for the period from January 1, 2001 to December 31, 2003. Results of any period are not necessarily indicative of results for a full year.

	2003 Quarter Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data):			
Total revenues	**$ 34,043**	$ 39,079	$ 44,270	$ 39,223
Total expenses	**24,663**	25,577	27,955	25,184
Income before income tax provision	**9,380**	13,502	16,315	14,039
Income tax (benefit) provision	**(95)**	5,400	6,353	5,482
Net income	**$ 9,475**	$ 8,102	$ 9,962	$ 8,557
Diluted earnings per share	**$ 0.17**	$ 0.14	$ 0.17	$ 0.15

	2002 Quarter Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data):			
Total revenues	**$ 30,033**	$ 43,449	$ 32,979	$ 32,777
Total expenses	**24,063**	23,644	25,191	23,895
Income before income tax provision	**5,970**	19,805	7,788	8,882
Income tax provision	**114**	114	122	129
Net income	**$ 5,856**	$ 19,691	$ 7,666	$ 8,753
Diluted earnings per share	**$ 0.10**	$ 0.35	$ 0.14	$ 0.15

	2001 Quarter Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share data):			
Total revenues	**$ 31,888**	$ 34,080	$ 28,191	$ 30,810
Total expenses	**34,080**	34,893	50,913	22,879
Income (loss) before income tax provision	**(2,192)**	(813)	(22,722)	7,931
Income tax provision	**100**	158	129	144
Net income (loss)	**$ (2,292)**	$ (971)	$ (22,851)	$ 7,787
Diluted (loss) earnings per share	**$ (0.04)**	$ (0.02)	$ (0.42)	$ 0.14

Seasonality

The financial markets in which we operate are generally affected by seasonality. Traditionally, the financial markets around the world experience lower volume during the summer and at the end of the year due to a general slowdown in the business environment and, therefore, transaction volume levels may decrease during those periods. However, the anticipated slowdown in the third quarter of 2003 did not occur because of volatility in the global markets. During the fourth quarter of 2003 and 2002, the timing of the holidays contributed to a slowdown in transaction volume.

Liquidity and Capital Resources

At December 31, 2003, we had cash and cash equivalents of $228.5 million, an increase of $40.5 million as compared to December 31, 2002. During the year ended December 31, 2003, our operating activities provided cash of $57.1 million. We also used net cash of $25.5 million resulting from purchases of fixed assets and intangible assets, capitalization of software development costs and patent registration and defense costs, partially offset by proceeds from fixed asset sales. In addition, we used $1.9 million to repurchase shares of our Class A common stock and realized $11.8 million from exercises of employee stock options and business partner warrants, $1.0 million of which was receivable at December 31, 2003 and was received in the subsequent month.

Our operating cash flows consist of transaction revenues with related parties and Software Solutions fees from related and unrelated parties, various fees paid to or costs reimbursed to Cantor, other costs paid directly by us and interest income. In its capacity as a fulfillment service provider, Cantor processes and settles transactions and, as such, collects and pays the funds necessary to clear transactions with the counterparty. In doing so, Cantor receives our portion of the transaction fee and, in accordance with the Joint Services Agreement, remits the amount owed to us. In addition, we have entered into similar services agreements with TradeSpark, Freedom, MPLLC and CO2e. Under the Administrative Services Agreement, the Amended and Restated Joint Services Agreement and the services agreements with TradeSpark, Freedom, MPLLC and CO2e, any net receivable or payable is settled at the discretion of the parties.

As of December 31, 2003, we had repurchased 186,399 shares of our Class A common stock for a total of $2.1 million under our repurchase plan. Our board of directors has authorized the repurchase of up to an additional $40.0 million of our outstanding Class A common stock.

We anticipate that we will experience an increase in our capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel with our anticipated move into new headquarters. Our property and casualty insurance coverage may mitigate our capital expenditures for the near term. During the year ended December 31, 2003, Cantor received an additional $21.0 million of insurance proceeds in settlement for property damage related to the September 11 Events.

We will be entitled to up to $19.5 million of these proceeds as replacement assets are purchased in the future, depending on the ultimate replacement value of the assets destroyed. We currently anticipate that we will continue to experience growth in our operating expenses for the foreseeable future and that our operating expenses will be a material use of our cash resources.

Under the current operating structure, our cash flows from operations and our existing cash resources should be sufficient to fund our current working capital and current capital expenditure requirements for at least the next 12 months. However, we believe that there are a significant number of capital intensive opportunities for us to maximize our growth and strategic position, including, among other things, strategic alliances and joint ventures potentially involving all types and combinations of equity, debt, acquisition, recapitalization and reorganization alternatives. We are continually considering such options, including the possibility of additional repurchases of our Class A common stock, and their effect on our liquidity and capital resources.

Aggregate Contractual Obligations

As of December 31, 2003, our significant contractual obligations were to Cantor under operating leases, principally related to office space and computer equipment, and amounted to $22.4 million and consisted of the following minimum rental payments:

2004	2005	2006	2007	2008	2009 and thereafter
(in thousands)					
$2,401	$1,713	$1,704	$1,712	$1,712	$13,151

As of December 31, 2003, we did not have any long-term debt.

Off-Balance Sheet Arrangements

As of December 31, 2003, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 requires companies to recognize legal obligations associated with the future retirement of tangible long-lived assets at its fair value. Asset retirement obligations are then realized through earnings over the economic life of the long-lived asset. We adopted SFAS 143 as of January 1, 2003 and there was no material impact on the consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces the guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". We adopted SFAS 146 as of the beginning of fiscal year 2003, which had no material impact on the consolidated financial statements.

On November 25, 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements Nos. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" (FIN 45). FIN 45 requires guarantors to disclose their obligations under certain guarantees. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures were effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 requires the identification of variable interest entities and the assessment of interests in a variable interest entity to decide whether to consolidate that entity. Variable interest entities are identified by reviewing our equity investments at risk, our ability to make decisions about an entity's activities and the obligation to absorb an entity's losses or right to receive expected residual results. In October 2003, the FASB clarified and modified certain of the provisions of FIN 46. The proposed clarifications and modifications would apply in financial statements for the first period ending after December 15, 2003. The adoption of FIN 46 on December 31, 2003 did not have a material effect on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150), which establishes standards on the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective for the first interim period beginning after June 15, 2003. The adoption of SFAS 150 on July 1, 2003 did not have a material effect on the consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

At December 31, 2003, we had invested $173.2 million of our cash in securities purchased under reverse repurchase agreements, which are fully collateralized by U.S. Government securities held in a custodial account at JP Morgan Chase. These reverse repurchase agreements have an overnight maturity and, as such, are highly liquid. Additionally, at December 31, 2003, we had invested $50.0 million in a tax-free municipal bond fund held at one-week durations. This fund solely invests in the highest rated short-term municipal fixed income products.

We generally do not use derivative financial instruments, derivative commodity instruments or other market risk sensitive instruments, positions or transactions. Accordingly, we believe that we are not subject to any material risks arising from changes in interest rates, commodity prices, equity prices or other market changes that affect market risk sensitive instruments. Our policy is to invest our cash in a manner that provides us with the appropriate level of liquidity.

We are a global business, have operations in North America, Europe and Asia, and are therefore exposed to currency exchange rate between the U.S. Dollar and the Canadian Dollar, British Pound Sterling, Euro, Hong Kong Dollar and Japanese Yen. For example, the British Pound Sterling appreciated significantly since the third quarter of 2003. Significant downward movements in the U.S. Dollar against currencies in which we pay expenses may have an adverse impact on our financial results if we do not have an equivalent amount of income denominated in the same currency. We have not engaged in derivative financial instruments as a means of hedging this risk.

THIS ANNUAL REPORT, INCLUDING THE LETTER TO SHAREHOLDERS, CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS THAT ARE DISCUSSED UNDER "RISK FACTORS" AND ELSEWHERE IN OUR FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

Condensed Consolidated Statements of Financial Condition

(In thousands, except share data)

	December 31, 2003	December 31, 2002
Assets		
Cash and cash equivalents	**$ 228,500**	$ 187,999
Fixed assets, net	**34,467**	26,383
Investments	**11,449**	11,175
Intangible assets, net	**18,927**	19,528
Receivable from related parties	**1,518**	5,266
Other assets	**2,707**	2,360
Total Assets	**$ 297,568**	$ 252,711
Liabilities and Stockholders' Equity		
Liabilities:		
Payable to related parties	**$ 6,323**	$ 18,857
Accounts payable and accrued liabilities	**19,560**	15,399
Total Liabilities	**25,883**	34,256
Commitments and contingencies (Note 8)		
Stockholders' Equity:		
Preferred stock, par value $0.01 per share; 50,000,000 shares authorized, 8,000,600 and 8,000,750 shares issued and outstanding at December 31, 2003 and 2002, respectively	**80**	80
Class A common stock, par value $.01 per share; 200,000,000 shares authorized; 30,953,867 and 29,783,682 shares issued at December 31, 2003 and 2002, respectively	**310**	298
Class B common stock, par value $.01 per share; 100,000,000 shares authorized; 25,139,270 and 25,388,814 shares issued and outstanding at December 31, 2003 and 2002, respectively	**251**	254
Additional paid-in capital	**287,593**	270,656
Unamortized expense of business partner and non-employee securities	**(1,192)**	(3,252)
Treasury stock, at cost: 186,399 and 24,600 shares of Class A common stock at December 31, 2003 and 2002, respectively	**(2,094)**	(222)
Accumulated deficit	**(13,263)**	(49,359)
Total stockholders' equity	**271,685**	218,455
Total liabilities and stockholders' equity	**$ 297,568**	$ 252,711

See notes to the consolidated financial statements.

Consolidated Statements of Income

(In thousands, except per share data)

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Revenues:			
Transaction revenues with related parties			
Fully electronic transactions	**$ 110,015**	$ 88,039	$ 75,430
Voice-assisted brokerage transactions	**19,505**	17,552	22,553
Screen-assisted open outcry transactions	**538**	190	385
Total transaction revenues with related parties	**130,058**	105,781	98,368
Software Solutions fees from related parties	**15,124**	13,207	16,283
Software Solutions and licensing fees from unrelated parties	**9,125**	4,512	1,962
Business interruption insurance proceeds from parent	—	12,833	—
Gain on replacement of fixed assets	—	—	2,680
Interest income	**2,308**	2,905	5,676
Total revenues	**156,615**	139,238	124,969
Expenses:			
Compensation and employee benefits	**36,114**	36,499	53,437
Occupancy and equipment	**31,322**	24,863	29,549
Professional and consulting fees	**3,519**	5,658	10,568
Communications and client networks	**6,714**	6,335	8,109
Marketing	**1,454**	4,778	4,355
Administrative fees to related parties	**10,442**	9,134	9,798
Amortization of business partner and non-employee securities	**2,167**	2,059	1,223
Loss on unconsolidated investments	—	950	3,834
Provision for September 11 Events	—	(1,200)	13,323
Other	11,647	7,717	8,569
Total expenses	**103,379**	96,793	142,765
Income (loss) before income tax provision	**$ 53,236**	$ 42,445	$ (17,796)
Income tax provision	**17,140**	479	531
Net income (loss)	**$ 36,096**	$ 41,966	$ (18,327)
Earnings (loss) per share:			
Basic	**$ 0.65**	$ 0.76	$ (0.34)
Diluted	**$ 0.63**	$ 0.74	$ (0.34)
Basic weighted average shares of common stock outstanding	**55,345**	54,991	54,297
Diluted weighted average shares of common stock outstanding	**57,499**	56,784	54,297

See notes to the consolidated financial statements

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Cash flows from operating activities:			
Net income (loss)	**$ 36,096**	$ 41,966	$ (18,327)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**18,044**	14,191	5,975
Amortization of business partner and non-employee securities	**2,167**	2,059	1,223
Equity in net loss of unconsolidated investments	**185**	190	148
Loss on unconsolidated investments	**—**	950	3,834
Deferred income tax expense	**4,159**	—	—
Tax benefit from stock option and warrant exercises	**4,870**	—	—
Issuance of securities under employee benefit plans	**256**	52	441
Gain on replacement of fixed assets	**—**	—	(2,680)
Provision for September 11 Events	**—**	(1,200)	13,323
Changes in operating assets and liabilities:			
Receivable from related parties	**3,748**	3,021	(5,730)
Other assets	**215**	313	476
Payable to related parties	**(12,534)**	3,701	1,182
Accounts payable and accrued liabilities	**(123)**	(6,495)	3,762
Net cash provided by operating activities	**$ 57,083**	$ 58,748	$ 3,627
Cash flows from investing activities:			
Purchase of fixed assets	**$ (10,943)**	$ (9,770)	$ (12,902)
Sale of fixed assets	**2,752**	—	—
Capitalization of software development costs	**(12,628)**	(8,332)	(7,358)
Purchase of patents and capitalization of related legal costs	**(4,710)**	(13,741)	(8,933)
Insurance claim proceeds resulting from destruction of fixed assets	**—**	—	20,476
Purchases of investments	**—**	—	(2,910)
Cash payment for TreasuryConnect LLC	**—**	—	(171)
Net cash used in investing activities	**(25,529)**	(31,843)	(11,798)

Consolidated Statements of Cash Flows (continued)

(In thousands)

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Cash flows from financing activities:			
Proceeds from exercises of stock options and warrants	**11,838**	1,195	414
Receivable from broker on stock option exercises	**(1,019)**	—	—
Repurchase of Class A common stock	**(1,872)**	—	(222)
Proceeds from issuances of securities	—	—	48,340
Payments for issuance related expenses	—	—	(2,626)
Net cash provided by financing activities	**8,947**	1,195	45,906
Net increase in cash and cash equivalents	40,501	28,100	37,735
Cash and cash equivalents, beginning of year	187,999	159,899	122,164
Cash and cash equivalents, end of year	$ 228,500	$ 187,999	$ 159,899
Supplemental cash information:			
Cash paid for income taxes	$ 7,167	—	—
Cash paid for interest	—	—	—
Supplemental disclosure of non-cash activities:			
Issuance of Class A common stock in exchange for investment	—	—	$ 6,971
Issuance of Class A common stock in exchange for intangible asset	—	—	$ 500
Issuance of warrants in exchange for intangible asset	—	—	$ 197
Cancellation of subscription receivable	—	—	$ 1,250
Acquisition of TreasuryConnect:			
Fixed assets	—	—	$ 1,000
Goodwill	—	—	3,185
Total fair value of assets	—	—	4,185
Less issuance of Class A common stock	—	—	(4,014)
Cash paid	—	—	$ 171

See notes to the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In thousands, except share amounts)

	Preferred Stock	Class A Common Stock	Class B Common Stock
Balance, January 1, 2001	$80	$164	$356
Conversion of Class B common stock to Class A common stock (7,165,743 shares)	—	72	(72)
Secondary public offering of Class A common stock (2,500,000 shares)	—	25	—
Costs of issuance of securities	—	—	—
Issuance of Class A common stock (534,046 shares)	—	5	—
Issuance of business partner securities	—	—	—
Issuance of preferred stock (750 shares)	—	—	—
Amortization of business partner securities	—	—	—
Issuance of Class A common stock for Deferral Plan match (14,050 shares)	—	—	—
Issuance of Class A common stock under the ESPP (44,168 shares)	—	—	—
Issuance of Class A common stock from exercises of options (18,833 shares)	—	—	—
Cancellation of subscription receivable (28,374 shares)	—	—	—
Repurchase of Class A common stock (24,600 shares)	—	—	—
Net loss	—	—	—
Balance, December 31, 2001	$80	$266	$284
Conversion of Class B common stock to Class A common stock (2,965,900 shares)	—	30	(30)
Issuance of business partner securities	—	—	—
Amortization of business partner securities	—	—	—
Issuance of Class A common stock from exercises of options (224,010 shares)	—	2	—
Issuance of Class A common stock for Deferral Plan match (5,814 shares)	—	—	—
Net income	—	—	—
Balance, December 31, 2002	$80	$298	$254
Conversions of Class B common stock to Class A common stock (249,544 shares)	—	3	(3)
Issuance of non-employee securities	—	—	—
Amortization of business partner and non-employee securities	—	—	—
Issuance of Class A common stock from exercises of options and warrants (913,202 shares)	—	9	—
Tax benefit from stock option and warrant exercises	—	—	—
Issuance of Class A common stock for Deferral Plan match (7,439 shares) and other, net	—	—	—
Repurchase of Class A common stock (161,799 shares)	—	—	—
Net income	—	—	—
Balance, December 31, 2003	**$80**	**$310**	**$251**

See notes to the consolidated financial statements.

Additional Paid-in Capital	Subscription Receivable	Unamortized Expense of Business Partner Securities	Treasury Stock	Accumulated Deficit	Total Stockholders' Equity
$205,907	$ (1,250)	$ —	$ —	$(72,998)	$132,259
—	—	—	—	—	—
47,725	—	—	—	—	47,750
(2,626)	—	—	—	—	(2,626)
11,697	—	—	—	—	11,702
3,786	—	(3,589)	—	—	197
111	—	—	—	—	111
215	—	897	—	—	1,112
224	—	—	—	—	224
589	—	—	—	—	589
414	—	—	—	—	414
(1,250)	1,250	—	—	—	—
—	—	—	(222)	—	(222)
—	—	—	—	(18,327)	(18,327)
$266,792	$ —	$ (2,692)	$ (222)	$(91,325)	$173,183
—	—	—	—	—	—
2,190	—	(2,190)	—	—	—
429	—	1,630	—	—	2,059
1,193	—	—	—	—	1,195
52	—	—	—	—	52
—	—	—	—	41,966	41,966
$270,656	$ —	$ (3,252)	$ (222)	$(49,359)	$218,455
—	—	—	—	—	—
285	—	(285)	—	—	—
(178)	—	2,345	—	—	2,167
11,829	—	—	—	—	11,838
4,870	—	—	—	—	4,870
131	—	—	—	—	131
—	—	—	(1,872)	—	(1,872)
—	—	—	—	36,096	36,096
$287,593	**$ —**	**$(1,192)**	**$ (2,094)**	**$(13,263)**	**$271,685**

Note 1.
Organization and Basis of Presentation

eSpeed, Inc. (eSpeed or, together with its wholly owned subsidiaries, the Company) primarily engages in the business of operating interactive electronic marketplaces designed to enable market participants to trade financial and non-financial products more efficiently and at a lower cost than traditional trading environments permit.

The Company is a subsidiary of Cantor Fitzgerald Securities (CFS), which in turn is a 99.75% owned subsidiary of Cantor Fitzgerald, L.P. (CFLP or, together with its subsidiaries, Cantor). eSpeed commenced operations on March 10, 1999 as a division of CFS. eSpeed is a Delaware corporation that was incorporated on June 3, 1999. In December 1999, the Company completed its initial public offering.

The Company's financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). All significant intercompany balances and transactions have been eliminated in consolidation. The financial statements reflect all normal recurring adjustments, which are in the opinion of management, necessary for a fair presentation of the results. Certain reclassifications and format changes have been made to prior year information to conform to the current year presentation.

Note 2.
Summary of Significant Accounting Policies

USE OF ESTIMATES:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ from the estimates included in these financial statements.

TRANSACTION REVENUES

Securities transactions and the related transaction revenues are recorded on a trade date basis.

SOFTWARE SOLUTIONS FEES

Pursuant to various services agreements, the Company recognizes fees from related parties in amounts generally equal to its actual direct and indirect costs, including overhead, of providing such services at the time when such services are performed. For specific technology support functions that are both utilized by the Company and provided to related parties, the Company allocates the actual costs of providing such support functions based on the relative usage of such support services by each party.

In addition, certain clients of the Company provide online access to their customers through use of the Company's electronic trading platform. The Company receives up-front and/or periodic fees from unrelated parties for the use of its platform. Such fees are deferred and recognized as revenue ratably over the term of the licensing agreement. The Company also receives patent license fees from unrelated parties. Such fees are recognized as income ratably over the license period.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents. Cash equivalents consist of securities purchased under agreements to resell (reverse repurchase agreements) and a tax-free municipal bond fund held at one-week durations. Reverse Repurchase Agreements are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be resold, including accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount deposited. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return amounts deposited when appropriate.

FIXED ASSETS

Fixed assets, principally computer and communication equipment and software, are depreciated over their estimated economic useful lives (generally three to seven years) using the straight-line method. Internal and external direct costs of application development and of obtaining software for internal use are capitalized and amortized over their estimated economic useful life of three years on a straight-line basis. Leasehold improvements are amortized over their estimated economic useful lives, or the remaining lease term, whichever is shorter.

INVESTMENTS

The Company accounts for its investments in equity and debt securities pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). Investments in which the Company has significant influence are accounted for using the equity method.

INTANGIBLE ASSETS

Intangible assets consist primarily of purchased patents. The costs incurred in filing and defending patents are capitalized when management believes such costs serve to enhance the value of the patent. Capitalized costs related to the filing of patents are generally amortized on a straight-line basis over a period not to exceed three years. The cost of acquired patents is amortized over a period not to exceed 17 years or the remaining life of the patent, whichever is shorter, using the straight-line method. Capitalized costs related to the defense of the Company's rights under a patent are generally amortized over the remaining life of such patent.

STOCK-BASED COMPENSATION

Pursuant to guidelines contained in APB Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and as permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation" (SFAS 123), the Company records no expense for stock options issued to employees as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table represents the effect had the Company accounted for the options in its stock-based compensation plan based on the fair value of awards at grant date in a manner consistent with the methodology of SFAS 123:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
	(In thousands, except per share amounts)		
Net income,as reported	$ 36,096	$ 41,966	$ (18,327)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards granted, net of $5,530, $0 and $0 of taxes for the years ended December 31, 2003, 2002 and 2001, respectively.	(11,644)	(17,062)	(37,021)
Net income, pro forma	**$ 24,452**	**$ 24,904**	**$ (55,348)**
Basic weighted average shares of common stock outstanding	55,345	54,991	54,297
Diluted weighted average shares of common stock outstanding	57,499	56,784	54,297
Earnings per share:			
Basic—as reported	$ 0.65	$ 0.76	$ (0.34)
Basic—pro forma	0.44	0.45	(1.02)
Diluted—as reported	0.63	0.74	(0.34)
Diluted—pro forma	0.43	0.44	(1.02)

Effective April 1, 2003, the Company started recording a provision for income taxes at the statutory federal and state rates adjusted for differences related to the Company's activities. In 2002 and 2001, income taxes were minimal due to the benefit of net operating loss carry forwards. The Company applied these effective tax rates in computing the above pro forma information for the respective periods.

The following table presents the assumptions that were used in the Black-Scholes option pricing model for the respective periods:

Year	Risk Free Interest Rate	Expected Life (Years)	Expected Volatility	Dividend Yield
2003	2.40%	3.12	64%	None
2002	2.43%	3.07	69%	None
2001	3.26%	3.08	80%	None

INCOME TAXES:
Income taxes are accounted for on the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 requires companies to recognize legal obligations associated with the future retirement of tangible long-lived assets at its fair value. Asset retirement obligations are then realized through earnings over the economic life of the long-lived asset. The Company adopted SFAS 143 as of January 1, 2003 and there was no material impact on the consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). This standard requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces the guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The Company adopted SFAS 146 as of the beginning of fiscal year 2003, which had no material impact on the consolidated financial statements.

On November 25, 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements Nos. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" (FIN 45). FIN 45 requires guarantors to disclose their obligations under certain guarantees. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures were effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 46 requires the identification of variable interest entities and the assessment of interests in a variable interest entity to decide whether to consolidate that entity. Variable interest entities are identified by reviewing the Company's equity investments at risk, the Company's ability to make decisions about an entity's activities and the obligation to absorb an entity's losses or right to receive expected residual results. In October 2003, the FASB clarified and modified certain of the provisions of FIN 46. The proposed clarifications and modifications would apply in financial statements for the first period ending after December 15, 2003. The adoption of FIN 46 on December 31, 2003 did not have a material effect on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" (SFAS 150), which establishes standards on the classification and measurement of financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective for the first interim period beginning after June 15, 2003. The adoption of SFAS 150 on July 1, 2003 did not have a material effect on the consolidated financial statements.

Note 3.
September 11 Events

INTRODUCTION

On September 11, 2001, the Company's principal place of business at One World Trade Center was destroyed and, in connection therewith, the Company lost 180 employees and Cantor and TradeSpark lost an aggregate of 478 employees (the September 11 Events).

Through the implementation of its business recovery plan, the Company immediately relocated its surviving employees to various locations in the New York metropolitan area. The United States government bond markets were closed on September 11, 2001 and September 12, 2001. By the time the United States government bond markets reopened on September 13, 2001, the Company had re-established global connectivity of its eSpeed® system. The Company's operating proprietary software was unharmed.

INSURANCE COVERAGE AND PROCEEDS

During the year ended December 31, 2002, Cantor received $40.0 million of insurance proceeds pursuant to business interruption insurance coverage, of which $12.8 million was allocated to the Company. Such amount was received from Cantor and recognized as income in the Company's consolidated statement of operations. This allocation was based on an analysis prepared by an independent consultant.

On September 11, 2001, the Company had property and casualty insurance coverage in the amount of $40.0 million. As a result of the September 11 Events, fixed assets with a book value of approximately $17.8 million were destroyed. The Company has recovered these losses through $20.5 million of property insurance proceeds and, as such, has not recorded a net loss related to the destruction of its fixed assets.

During the year ended December 31, 2003, Cantor received an additional $21.0 million of insurance proceeds in settlement for property damage related to the September 11 Events. The Company will be entitled to up to $19.5 million of these proceeds as replacement assets are purchased in the future, depending on the ultimate replacement value of the assets destroyed. A gain may be recorded based on the amount allocated to the Company. However, the Company cannot currently estimate the amount or timing of any such gain, and accordingly, no gains on replacement of fixed assets have been recorded during the period.

As of December 31, 2003, the Company estimates that it had replaced assets with an aggregate value of approximately $11.3 million. In 2004, the Company expects to incur significant costs in relation to the replacement of fixed assets lost on September 11, 2001 when it builds its permanent infrastructure and moves into its new headquarters.

GRANTS

In December 2003 and early 2004, Cantor and one of its affiliates received grants from the WTC Business Recovery from Disproportionate Loss Program and the World Trade Center Job Creation and Retention Program. Both grant agreements contain certain recapture terms and contingencies, primarily in relation to establishing and maintaining premises and maintaining certain levels of employment in New York City in the future. No determination has been made to date as to the location of the premises of Cantor or the Company, the anticipated levels of employment or the amount, if any, that may ultimately benefit the Company or by what method such benefit may be provided.

OTHER

Cantor intends to continue to distribute 25% of its profits until 2006, that would otherwise be distributable to its partners, for the benefit of the families of Cantor's employees who were lost on September 11, 2001. From such distributions, Cantor will provide 10 years of healthcare benefits to the families. These costs will be borne by Cantor and not by the Company.

Note 4.
Fixed Assets

Fixed assets consisted of the following:

		December 31, 2003		December 31, 2002
		(In thousands)		
Computer and communication equipment	$	21,992	$	20,050
Software, including software development costs		41,914		27,659
Leasehold improvements and other fixed assets		3,071		1,128
		66,977		48,837
Less: accumulated depreciation and amortization		(32,510)		(22,454)
Fixed assets, net	**$**	**34,467**	**$**	**26,383**

In February 2003, the Company sold to Cantor fixed assets with a net book value of approximately $2.5 million pursuant to a sale-leaseback agreement. The Company retains use of the assets in exchange for a $95,000 monthly charge under the Administrative Services Agreement (see Note 11, Related Party Transactions).

In accordance with the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company capitalizes qualifying computer software costs incurred during the application development stage. During the years ended December 31, 2003 and 2002, software development costs totaling $12.6 million and $8.3 million were capitalized, respectively. For the years ended December 31, 2003, 2002, and 2001, the Company's consolidated statements of income included $7.6 million, $5.8 million and $3.9 million, respectively, in relation to the amortization of software development costs.

Note 5.
Intangible Assets

Intangible assets consisted of the following:

	December 31, 2003		December 31, 2002	
	(In thousands)			
Patents, including capitalized legal costs	$	28,052	$	23,343
Less: accumulated amortization		(9,125)		(3,815)
Intangible assets, net	**$**	**18,927**	**$**	**19,528**

During the years ended December 31, 2003, 2002, and 2001, the Company recorded intangible amortization expense of $5.3 million, $3.3 million and $0.5 million, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows: $5.7 million in 2004, $5.6 million in 2005, $5.2 million in 2006, $0.8 million in 2007, $0.2 million in 2008 and $1.4 million thereafter.

WAGNER PATENT

In April 2001, the Company purchased the exclusive rights to United States Patent No. 4,903,201 (the Wagner Patent) dealing with the process and operation of electronic futures trading systems that include, but are not limited to, energy futures, interest rate futures, single stock futures and equity index futures. The Company purchased the Wagner Patent from Electronic Trading Systems Corporation (ETS) for an initial payment of $1,750,000 in cash and 24,334 shares of the Company's Class A common stock valued at $500,000. The Wagner Patent expires in 2007. Additional payments are contingent upon the generation of patent-related revenues. Accordingly, the Company paid $0.2 million during both the year ended December 31, 2003 and the year ended December 2002 in connection with a long-term license agreement with InterContinentalExchange. In order to perfect and defend the Company's rights under the Wagner Patent, the Company has incurred substantial legal costs. As of December 31, 2003, the Company had capitalized approximately $21.1 million of related legal costs. The carrying value of the Wagner Patent, including such legal costs, was $15.0 million and $18.2 million at December 31, 2003 and 2002, respectively.

In August 2002, the Company entered into a Settlement Agreement (the Settlement Agreement) with ETS, the Chicago Mercantile Exchange Inc. (CME) and the Board of Trade of the City of Chicago (CBOT) to resolve the litigation related to the Wagner Patent. As part of the Settlement Agreement, all parties were released from the legal claims brought against each other without admitting liability on the part of any party. Under the terms of the Settlement Agreement, CME and CBOT will each pay $15.0 million to eSpeed as a fully paid up license, for a total of $30.0 million. Each $15.0 million payment includes a $5.0 million payment, which was received in 2002, and additional $2.0 million payments per year until 2007. The Company received $4.0 million in 2003. Of the $30.0 million to be received by the Company, approximately $5.8 million may be paid to ETS in its capacity as the former owner of the Wagner Patent, and the $24.2 million balance is to be recognized as revenue ratably over the remaining useful life of the Wagner Patent. During the years ended December 31, 2003 and 2002, approximately $0.6 million and $2.8 million, respectively, were paid to ETS. In connection with the Settlement Agreement, the Company has recognized revenue of $5.4 million and $1.8 million for the years ended December 31, 2003 and 2002, respectively, which is included in Software Solutions and licensing fees from unrelated parties in the Company's consolidated statements of income.

In December 2003, eSpeed and the New York Mercantile Exchange (NYMEX) entered into a settlement agreement (the NYMEX Settlement Agreement) regarding the Wagner Patent. As a licensee of the Wagner Patent, NYMEX will pay to eSpeed $8.0 million over three years. In December 2003, eSpeed received an initial $2.0 million payment. Of the $8.0 million to be received by eSpeed, $1.2 million may be paid to ETS in its capacity as the former owner of the Wagner Patent and the remaining $6.8 million balance is to be recognized as revenue ratably over the remaining useful life of the Wagner Patent. For the year ended December 31, 2003, the Company recorded revenue of approximately $0.1 million related to the NYMEX Settlement Agreement.

LAWRENCE PATENT

In August 2001, the Company purchased the exclusive rights to United States Patent No. 5,915,209 (the Lawrence Patent) covering electronic auctions of fixed income securities. The Lawrence Patent expires in 2014. The Company purchased the Lawrence Patent for $0.9 million payable over three years, and warrants to purchase 15,000 shares of the Company's Class A common stock at an exercise price of $16.08, which were valued at approximately $0.2 million. The warrants expire on August 6, 2011. Additional payments are contingent upon the generation of related revenues.

AUTOMATED AUCTION PROTOCOL PROCESSOR PATENT

In May 2003, US Patent No. 6,560,580 (the 580 Patent) was issued to Cantor for an Automated Auction Protocol Processor. The Company is the exclusive licensee of this patent, which expires in 2016. On July 1, 2003, the Company and certain affiliates filed a patent infringement suit against BrokerTec USA, LLC, BrokerTec Global, LLC, its parent ICAP, PLC, Garban, LLC, its technology provider, OM Technology and its parent company, OM AB (BrokerTec), in the United States District Court for the District of Delaware. The suit centers on BrokerTec's infringement of the 580 Patent. In 2003, the Company capitalized $1.5 million in legal and other costs associated with defense of the 580 Patent.

OTHER

The Company incurred costs in connection with various patent applications. The Company capitalized $1.7 million and $0.3 million of such legal costs for the years ended December 31, 2003 and 2002, respectively.

Note 6.
Income Taxes

The income tax provision consisted of the following:

	Year Ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
		(in thousands)	
Current:			
U.S. federal	$ 10,714	$ —	$ —
U.S. state and local	2,267	479	531
	12,981	479	531
Deferred	4,159	—	—
Income tax provision	**$ 17,140**	**$ 479**	**$ 531**

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse.

Significant components of the Company's deferred tax assets and liabilities at December 31, 2003 and 2002 were as follows:

	Year Ended December 31, 2003	Year Ended December 31, 2002
	(in thousands)	
Deferred tax asset:		
Non-deductible warrant expense	$ 12,002	$ 12,096
Net operating loss carryforward	—	6,489
Basis difference of investments	1,669	1,192
Non-employee stock options	1,120	1,137
Other deferred and accrued expenses	1,172	1,317
Total deferred tax asset	**15,963**	**22,231**
Valuation allowance	**(11,746)**	**(16,726)**
Net deferred tax asset	**4,217**	**5,505**
Deferred tax liability:		
Software capitalization	$ 5,332	$ 3,396
Gain on replacement of assets	1,056	1,072
Depreciation of fixed assets	1,912	961
Other	76	76
Total deferred tax liability	**8,376**	**5,505**
Net deferred income tax liability	**$ (4,159)**	**$ —**

eSpeed had net operating loss carryforwards ("NOL") for income tax purposes of approximately $7.1 million which it utilized in 2003, resulting in a benefit approximating $2.8 million. Effective April 1, 2003, eSpeed started recording income taxes at an effective tax rate of approximately 39.3%. Prior to the first quarter of 2003, eSpeed established a full valuation allowance against its net deferred tax asset. The valuation allowance primarily related to non-deductible warrant expenses and NOL where there was uncertainty as to their ultimate realization.

At December 31, 2003, the valuation allowance against deferred tax assets of $11.7 million primarily related to non-deductible warrant expenses where it appears more likely than not that such item will not be realized in the future.

Additionally, tax benefits associated with employee stock option and business partner warrant exercises served to reduce taxes currently payable by $4.9 million as of December 31, 2003. A corresponding amount was credited to additional paid-in capital.

Differences between the Company's actual income tax expense (benefit) and the amount calculated utilizing the U.S. federal statutory rate were as follows:

	Year Ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
		(in thousands)	
Federal income tax expense (benefit) at 35% statutory rate	$ 18,633	$ 14,857	$ (6,229)
State taxes, net of federal benefit	2,619	1,816	(765)
Decrease in valuation allowance for deferred items currently recognized	(4,160)	(15,890)	—
Tax benefit of net operating loss not currently recognized	—	—	6,316
Other	48	(304)	1,209
	$ 17,140	**$ 479**	**$ 531**

Note 7.
Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	December 31, 2003	December 31, 2002
	(in thousands)	
Deferred revenue	$ 5,789	$ 5,454
Current income tax payable	944	—
Deferred tax liability	4,159	—
Other taxes payable	2,564	1,339
Accrued professional fees	1,728	3,910
Other accrued liabilities	4,376	4,696
	$ 19,560	$ 15,399

Note 8. Commitments and Contingencies

LEASES:

Under an Administrative Services Agreement, the Company is obligated to Cantor for minimum rental payments under Cantor's various non-cancelable leases with third parties, principally for office space and computer equipment, expiring at various dates through 2016 as follows:

For the year ended December 31
(in thousands)

2004	$ 2,401
2005	1,713
2006	1,704
2007	1,712
2008	1,712
Thereafter	13,151
Total	**$ 22,393**

Rental expense under all operating leases for the years ended December 31, 2003, 2002 and 2001 was $6.7 million, $5.9 million, and $11.0 million, respectively.

LEGAL MATTERS

In the ordinary course of business, the Company and Cantor are defendants or co-defendants in various litigation matters. Although there can be no assurances, the Company believes, based on information currently available and consultation with counsel, that the ultimate resolution of any legal proceedings will not have a material adverse effect on its financial condition or results of operations.

RISK AND UNCERTAINTIES

The majority of the Company's revenues consist of transaction fees earned from Cantor based on fixed percentages of certain commissions paid to Cantor. Consequently, any reductions in the amounts of such commissions paid to Cantor could have a material adverse effect on the Company's most significant source of revenues. In addition, the Company's and Cantor's revenues could vary based on the transaction volumes of financial markets around the world.

Note 9. Investments

Investments consisted of the following:

	December 31,	
	2003	2002
	(In thousands)	
Easyscreen	$ 3,942	$ 3,483
Tradespark	405	606
Freedom International Brokerage	7,102	7,086
Investments	**$ 11,449**	**$ 11,175**

EASYSCREEN

In October 2001, the Company purchased a secured convertible bond (the Bond) in the principal amount of 2.0 million British Pounds Sterling issued by EasyScreen PLC. The Bond matures on October 29, 2006, subject to earlier conversion or repayment, accrues interest at a rate of 9.0% per year, which accumulates and is payable to the Company pro rata on the date of repayment or conversion. This investment is deemed to be held-to-maturity and is carried at amortized cost. Interest earned on this investment totaled $0.3 million, $0.3 million and $0.1 million for the years ended December 31, 2003, 2002, and 2001, respectively.

TRADESPARK

In September 2000, the Company and Cantor, in conjunction with The Williams Companies, Inc. (Williams), Dynegy, Inc. (Dynegy) and other participants in the energy market, formed TradeSpark to operate a wholesale electronic and telephonic marketplace in North America for natural gas, electricity, coal, emissions allowances and weather financial products. The Company invested $2.0 million for a 5.0% interest in TradeSpark and Cantor invested approximately $4.3 million and contributed certain assets in exchange for a 28.33% interest. The remaining 66.66% interest was purchased by six energy industry market participants (EIPs). The Company has also entered into a technology services agreement with TradeSpark pursuant to which the Company provides the technology infrastructure for the transactional and technology related elements of the TradeSpark marketplace as well as certain other services in exchange for specified percentages of transaction revenues from the marketplace. In general, if a transaction is fully electronic, the Company receives 65% of the aggregate transaction revenues and TradeSpark receives 35% of the transaction revenues. If TradeSpark provides voice-assisted brokerage services with respect to a transaction, then the Company receives 35% of the revenues and TradeSpark receives 65% of the revenues.

In order to provide incentives to the EIPs to trade on the TradeSpark electronic marketplace, the Company issued 5,500,000 shares of Series A Redeemable Convertible Preferred Stock (Series A Preferred Stock) and 2,500,000 shares of Series B Redeemable Convertible Preferred Stock (Series B Preferred Stock) to a limited liability company newly-formed by the EIPs. Upon the satisfaction of certain revenue thresholds and other conditions, principally related to the volume of transactions executed through the TradeSpark marketplace, the Series A Preferred Stock and Series B Preferred Stock were convertible into Series A and B Warrants, respectively, to collectively purchase up to 8,000,000 shares of the Company's Class A common stock at an exercise price of $27.94 per share. To the extent that the conditions to full conversion are not satisfied, each share of unconverted Series A and B Preferred Stock could be redeemed at the Company's option, or may be converted into 1/100th of a share of the Company's Class A common stock.

The Company's share of TradeSpark's losses was approximately $0.2 million in each of the years in the three-year period ended December 31, 2003. In 2002, the carrying value of the Company's investment in TradeSpark was written down by $950,000 to its net realizable value.

In the first quarter of 2004, Cantor and eSpeed acquired the remaining 66.66% interest in Tradespark they did not already own for a cash payment of $2.4 million. Cantor and eSpeed contributed approximately $2.0 million and $0.4 million, respectively. As a result of this transaction, Cantor's and eSpeed's interests in Tradespark are 85.0% and 15.0%, respectively. As a part of this acquisition, the rights to the Preferred Stock held by the EIPs were distributed to eSpeed, and the Company has retired these shares.

FREEDOM

The Company and Cantor formed a limited partnership (the LP) to acquire an interest in Freedom International Brokerage (Freedom), a Canadian government securities broker-dealer and Nova Scotia unlimited liability company. In April 2001, the Company contributed 310,769 shares of its Class A common stock, valued at approximately $7.0 million, to the LP as a limited partner, which entitles the Company to 75.0% of the LP's capital interest in Freedom. The Company shares in 15.0% of the LP's cumulative profits but not in cumulative losses. Cantor contributed 103,588 shares of the Company's Class A common stock as the general partner. Cantor is allocated all of the LP's cumulative losses or 85.0% of the cumulative profits. The LP exchanged the 414,357 shares for a 66.7% interest in Freedom. As more fully discussed in Note 10, the Company also issued certain warrants in relation to this investment.

The Company has also entered into a technology services agreement with Freedom pursuant to which the Company provides the technology infrastructure for the transactional and technology related elements of the Freedom marketplace as well as certain other services in exchange for specified percentages of transaction revenues from the marketplace. In general, if a transaction is fully electronic, the Company receives 65% of the aggregate transaction revenues and Freedom receives 35% of the transaction revenues. If Freedom provides voice-assisted brokerage services with respect to a transaction, then the Company receives 35% of the revenues and Freedom receives 65% of the revenues.

For the years ended December 31, 2003, 2002, and 2001, the Company's share of Freedom's net income was approximately $17,000, $51,000, and $64,000, respectively.

Note 10.
Business Partner and Non-Employee Transactions

The amortization expense for the issuance of business partner and non-employee securities was as follows:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
		(In thousands)	
Freedom warrants	$ 1,196	$ 1,196	$ 897
Deutsche Bank warrants	(178)	429	326
UBS warrants	1,013	434	—
Non-employee stock options	136	—	—
Total	**$ 2,167**	**$ 2,059**	**$ 1,223**

FREEDOM

In connection with the Company's investment discussed in Note 9, the Company issued fully vested, nonforfeitable warrants to purchase 400,000 shares of its Class A common stock at an exercise price per share of $22.43 to provide incentives over the three-year period ending April 2004 to the other Freedom owner participants to migrate to the Company's fully electronic platform. The Company recorded additional paid-in capital and unamortized expense of business partner securities of approximately $3.6 million in 2001, representing the value of the warrants. The remaining unamortized balance of $0.3 million will be recognized as an expense ratably through April 2004.

DEUTSCHE BANK

In July 2001, the Company entered into an agreement to form a business partner relationship with Deutsche Bank, AG (Deutsche Bank), whereby Deutsche Bank was to channel its electronic market-making engines and liquidity for specified European fixed income products using the Company's electronic trading platform. In connection with the agreement, Deutsche Bank purchased 750 shares of Series C Redeemable Convertible Preferred Stock (Series C Preferred) of the Company at its par value of $0.01 per share.

At the end of each year of the five year agreement in which Deutsche Bank fulfilled its liquidity and market-making obligations for specified products, 150 shares of Series C Preferred were to automatically convert into warrants to purchase 150,000 shares of the Company's Class A common stock at an exercise price of $14.79 per share. At the end of the five-year period, to the extent that Deutsche Bank did not fulfill its obligations under the agreement and

Series C Preferred shares remain outstanding, Deutsche Bank had the option to redeem each share of the Series C Preferred outstanding in exchange for 10 shares of the Company's Class A common stock.

Deutsche Bank was deemed to have fulfilled its obligations under the agreement for the 12 months ended July 30, 2002 and, accordingly, a warrant to purchase 150,000 shares of the Company's Class A common stock was issued by the Company. The Company has informed Deutsche Bank that it was not in compliance with the agreement for the 12 months ended July 30, 2003 and that a warrant will not be issued for such period. As a result, the Company reversed the amortization expense recorded since August 2002 for such warrant. Based on certain communications and the failure of Deutsche Bank to comply with the agreement since March 28, 2003, the Company has further notified Deutsche Bank that it believes it has terminated its right to receive warrants under the agreement for the remaining commitment periods.

UBS

In August 2002, the Company entered into an agreement with UBS USA, Inc. (UBS) and Cantor for UBS to execute trades electronically on the eSpeed® system in U.S. Treasury Securities, Agency Securities, European Government Bonds, UK Gilts, Japanese Government Bonds and swaps of these various securities instruments. The agreement has an initial term of two and one-half years, commencing as of January 1, 2002. In addition to quarterly participation fees paid to Cantor, UBS pays transaction fees to Cantor for each executed transaction, which are shared with the Company pursuant to the Amended and Restated Joint Services Agreement.

In addition, the Company issued to UBS a warrant to purchase 300,000 shares of its Class A common stock. The warrant has a term of 10 years and has an exercise price equal to $8.75, the market value of the underlying Class A common stock on the date of issuance. As originally structured, the warrant was fully vested and nonforfeitable, and was exercisable nine years and six months after issuance, subject to acceleration upon the satisfaction by UBS of its yearly commitment condition. The Company recorded additional paid-in capital and unamortized expense of business partner securities of approximately $2.2 million, representing the value of the warrants. This amount was to be amortized over the term of the agreement. The Company agreed to issue an additional warrant to purchase 200,000 shares of its Class A common stock at an exercise price equal to the market value of the underlying Class A common stock on the date of issuance if the agreement is renewed for another two and one-half years.

Effective October 1, 2003, the UBS agreement was amended to revise the list of products for which UBS provides prices and improve the spreads, provide for commission incentives and extend the term of the agreement until July 31, 2005. In connection with the amendment, the Company agreed to accelerate the exercisability of warrants to purchase 125,000 shares of its Class A common stock, of which warrants to purchase 75,000 shares of Class A common stock were exercised by UBS in October 2003. In addition, pursuant to the amended agreement, the Company may accelerate the exercisability of warrants to purchase 25,000 shares of its Class A common stock at the end of each of the seven quarters in the period from November 1, 2003 though July 31, 2005, upon the satisfaction by UBS of certain commitment conditions. The remaining unamortized expense of $0.7 million will be recognized as an expense ratably through April 2004. On February 9, 2004, the Company notified UBS that it failed to comply with the commitment conditions for the period November 1, 2003 to January 31, 2004 and that it is not entitled to acceleration of the first 25,000 tranche of warrant shares.

Note 11. Related Party Transactions

Cash and cash equivalents at December 31, 2003 and 2002 included $173.2 million and $186.7 million, respectively, of reverse repurchase agreements, which are transacted on an overnight basis with Cantor. Under the terms of these agreements, the securities collateralizing the reverse repurchase agreements are held under a custodial arrangement with a third party bank and are not permitted to be resold or repledged. The fair value of such collateral at December 31, 2003 and 2002 totaled $175.0 million and $189.6 million, respectively.

Under the Amended and Restated Joint Services Agreement between the Company and Cantor and joint services agreements between the Company and TradeSpark, Freedom, Municipal Partners, LLC (MPLLC) and CO2e, the Company owns and operates the electronic trading system and is responsible for providing electronic brokerage services, and Cantor, TradeSpark, Freedom, MPLLC or CO2e provides voice-assisted brokerage services, fulfillment services, such as clearance and settlement, and related services, such as credit risk management services, oversight of client suitability and regulatory compliance, sales positioning of products and other services customary to marketplace intermediary operations. In general, if a transaction is fully electronic, the Company receives 65% of the aggregate transaction revenues and TradeSpark or Freedom receives 35% of the transaction revenues. If TradeSpark or Freedom provides voice-assisted brokerage services with respect to a transaction, the Company receives 35% of the revenues and TradeSpark or Freedom receives 65% of the revenues. The Company and MPLLC each receive 50% of the fully electronic revenues related to municipal bonds. The Company's agreement with CO2e provides that it receives 50% of CO2e's fully electronic revenues and 15% of CO2e's voice-assisted and open outcry revenues until December 2003, and 20% of voice-assisted and open outcry revenues thereafter. In addition, the Company receives 25% of the net revenues from Cantor's gaming businesses.

Under those services agreements, the Company has agreed to provide Cantor, TradeSpark, Freedom, MPLLC and CO2e technology support services, including systems administration, internal network support, support and procurement for desktops of end-user equipment, operations and disaster recovery services, voice and data communications, support and development of systems for clearance and settlement services, systems support for brokers, electronic applications systems and network support, and provision and/or implementation of existing electronic applications systems, including improvements and upgrades thereto, and use of the related intellectual property rights. In general, the Company charges Cantor, TradeSpark, Freedom and MPLLC the actual direct and indirect costs, including overhead, of providing such services and receives payment on a monthly basis. These services are provided to CO2e at no additional cost other than the revenue sharing arrangement set forth above. In exchange for a 25% share of the net revenues from Cantor's gaming businesses, the Company is obligated to spend and does not get reimbursed for the first $750,000 each quarter of the costs of providing support and development services for such gaming businesses. With respect to the eSpeed equity order routing business, conducted for Cantor, the Company and Cantor each receive 50% of the revenues, after deduction of specified marketing, sales and other costs and fees. In addition, any eSpeed equity order routing business that is not conducted for Cantor will be treated generally as a fully electronic transaction, and the Company will receive 65% of the revenues of any such business and Cantor will receive 35% of such revenues.

In February 2003, we agreed with Cantor that with respect to (i) certain network access facilities services agreements and (ii) other circumstances in which Cantor refers network access facility services business to us, 60% of net revenues from such business would be paid to Cantor and 40% of such revenues would be paid to us. This revenue sharing arrangement will be made after deduction of all sales commissions, marketing, helpdesk, clearing and direct third-party costs, including circuits and maintenance.

Under an Administrative Services Agreement, Cantor provides various administrative services to the Company, including accounting, tax, legal, human resources and facilities management. The Company is required to reimburse Cantor for the cost of providing such services. The costs represent the direct and indirect costs of providing such services and are determined based upon the time incurred by the individual performing such services. Management believes that this allocation methodology is reasonable. The Administrative Services Agreement has a three-year term, which will renew automatically for successive one-year terms unless cancelled upon six months' prior notice by either the Company or Cantor. The Company incurred administrative fees for such services during the years ended December 31, 2003, 2002 and 2001 totaling $10.4 million, $9.1 million and $9.8 million, respectively. The services provided under both the Amended and Restated Joint Services Agreement and the Administrative Services Agreement are not the result of arm's-length negotiations because Cantor controls the Company. As a result, the amounts charged for services under these agreements may be higher or lower than amounts that would be charged by third parties if the Company did not obtain such services from Cantor.

Amounts due to or from related parties pursuant to the transactions described above are non-interest bearing. As of December 31, 2003 and 2002, receivables from Tradespark, Freedom and MPLLC totaled approximately $1.4 million and $0.5 million, respectively, and are included in receivable from related parties in the consolidated statements of financial condition.

See also Note 3 to the consolidated financial statements for transactions related to the September 11 Events.

Note 12. Capitalization

The rights of holders of shares of Class A and Class B common stock are substantially identical, except that holders of Class B common stock are entitled to 10 votes per share, while holders of Class A common stock are entitled to one vote per share. Additionally, each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock.

On March 13, 2001, the Company and selling stockholders, including CFS, completed a secondary offering of 7,135,000 shares of the Company's Class A common stock to the public at $20.00 per share. Of the Class A common stock offered, 2,500,000 shares were sold by the Company, and 4,635,000 shares were sold by the selling stockholders, principally CFS. Proceeds to the Company, net of underwriting discounts, but before offering expenses of approximately $1.9 million, totaled $47.8 million. On April 11, 2001, CFS sold an additional 250,000 shares of Class A common stock in connection with the exercise of the underwriters' over-allotment option.

During the years ended December 31, 2003, 2002 and 2001, the Company issued 838,202, 224,010 and 18,833 shares, respectively, of Class A common stock related to the exercise of employee stock options, which is more fully discussed in Note 14.

During the year ended December 31, 2003, the Company granted 45,804 options to various non-employees.

During the years ended December 31, 2003, 2002 and 2001, the Company issued 7,439, 5,814, and 14,050 shares, respectively, of Class A common stock related to employee contributions to the eSpeed Stock Fund, which is more fully discussed in Note 16.

As more fully discussed in Notes 9 and 10, in 2001 the Company issued shares of its Class A common stock in an acquisition and in certain business partner transactions. The Company issued 310,769 shares of its Class A common stock in the formation of a limited partnership. Additionally, the Company issued 750 shares of Redeemable Convertible Preferred Stock as part of an agreement with Deutsche Bank.

In August 2001, the Company issued 24,334 shares as part of its acquisition of the Wagner Patent, which is more fully discussed in Note 5.

As of December 31, 2003, the Company had repurchased

186,399 shares of its Class A common stock for a total of $2.1 million under its repurchase plan. The Company's board of directors has authorized the repurchase of up to an additional $40.0 million of outstanding Class A common stock.

In October 2003, the Company issued 75,000 shares of Class A common stock in connection with the exercise of warrants by UBS, which is more fully discussed in Note 11.

In March 2004, the Company retired all outstanding shares of Series A and Series B Preferred Stock.

Note 13.
Long-Term Incentive Plan

The Company has adopted the eSpeed, Inc. 1999 Long-Term Incentive Plan, as amended and restated (the LT Plan), which provides for awards in the form of 1) either incentive stock options or non-qualified stock options; 2) stock appreciation rights; 3) restricted or deferred stock; 4) dividend equivalents; 5) bonus shares and awards in lieu of obligations to pay cash compensation; and 6) other awards, the value of which is based in whole or in part upon the value of the Company's Class A common stock.

The Compensation Committee of the board of directors administers the LT Plan and is generally empowered to determine award recipients, and the terms and conditions of those awards. Awards may be granted to directors, officers, employees, consultants and service providers of the Company and its affiliates.

During 2001, the Company issued 10,934 shares of restricted Class A common stock valued at approximately $220,000 to certain employees under the LT Plan. The Company recognized the entire value of compensation expense in 2001 as the Company elected to fully vest the shares after the September 11 Events.

Note 14.
Options and Warrants

ISSUED IN CONNECTION WITH THE LONG-TERM INCENTIVE PLAN

During the years ended December 31, 2003, 2002 and 2001, respectively, the Company issued options to purchase 2,290,610, 2,471,050, and 3,653,816 shares of Class A common stock to employees pursuant to the LT Plan. The exercise prices for these options equaled the value of the Company's Class A common stock on the date of each award. The options generally vest ratably and on a quarterly basis over four or five years from the grant date.

As a result of the September 11 Events, the Company fully vested all stock options for deceased employees of the Company, Cantor and TradeSpark. In addition, the expiration date of stock options was extended to the fifth anniversary of the option grant date. The extension of the expiration date did not result in additional compensation expense for the year ended December 31, 2001 as the original grant price of the options was higher than the Company's stock price on the date of modification.

ISSUED IN CONNECTION WITH ACQUISITIONS, INVESTMENTS AND BUSINESS PARTNER TRANSACTIONS

In June 2000, the Company issued warrants to purchase an aggregate of 1,333,332 shares of the Company's Class A common stock to The Williams Companies, Inc. and Dynegy, Inc. The warrants have an exercise price of $35.20, expire in June 2010 and 25% are currently exercisable with the remainder exercisable starting in December 2005. The estimated fair value of the warrants at the time of issuance resulted in a one-time non-cash charge to the Company of $29.8 million.

As discussed in Note 5, in August 2001, the Company issued warrants to purchase 15,000 shares of the Company's Class A common stock as part of its purchase of a patent. The warrants have an exercise price of $16.08 per share and expire in August 2011.

As discussed in Note 10, the Company issued warrants to purchase 400,000 shares of the Company's Class A common stock as part of the formation of the limited partnership to acquire Freedom.

As discussed in Note 10, on July 30, 2002, 150 shares of Series C Redeemable Convertible Preferred Stock held by Deutsche Bank automatically converted into a right to 150,000 warrants to purchase the Company's Class A common stock.

As discussed in Note 10, in August 2002, the Company issued to UBS warrants to purchase 300,000 shares of the Company's Class A common stock at an exercise price equal to $8.75 per share. UBS exercised warrants to purchase 75,000 shares in October 2003.

Options and Warrants

The following table summarizes changes in all of the Company's stock options and warrants for the years ended December 31 2003, 2002, and 2001:

	eSpeed and Cantor Employee Options	Warrants and Other Options	Total	Weighted Average Exercise Price
Balance, January 1, 2001	9,970,717	1,468,332	11,439,049	$ 23.62
Granted	3,653,816	415,000	4,068,816	$ 6.45
Exercised	(18,833)	—	(18,833)	$ 22.00
Canceled	(378,371)	—	(378,371)	$ 18.25
Balance, December 31, 2001	13,227,329	1,883,332	15,110,661	$ 19.76
Granted	2,471,050	450,000	2,921,050	$ 13.13
Exercised	(224,010)	—	(224,010)	$ 5.19
Canceled	(78,771)	—	(78,771)	$ 8.81
Balance, December 31, 2002	15,395,598	2,333,332	17,728,930	$ 18.90
Granted	2,290,610	45,804	2,336,414	$ 19.69
Exercised	(838,202)	(75,000)	(913,202)	$ 12.18
Canceled	(189,133)	—	(189,133)	$ 11.86
Balance, December 31, 2003	**16,658,873**	**2,304,136**	**18,963,009**	**$ 19.39**

The following table provides further details relating to all of the Company's stock options and warrants outstanding as of December 31, 2003:

	Options and Warrants Outstanding			Options and Warrants Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number Exercisable at December 31, 2003	Weighted Average Exercise Price
$ 5.10 to $12.00	3,517,222	$ 5.94	8.0	1,281,226	$ 5.56
$12.01 to $18.00	4,248,500	15.20	7.0	2,168,821	15.64
$18.01 to $27.25	8,989,051	22.00	4.9	6,444,427	22.15
$27.26 to $40.02	1,728,261	34.63	5.4	720,562	33.87
$40.03 to $77.00	479,975	44.52	6.0	342,695	45.00
	18,963,009	**$19.39**	**6.0**	**10,957,731**	**$20.40**

Note 15.
Earnings Per Share

The following is a reconciliation of the basic and diluted earnings per share computations:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
	(In thousands, except per share data)		
Net income (loss) for basic and diluted earnings per share	$ 36,096	$ 41,966	$ (18,327)
Shares of common stock and common stock equivalents:			
Weighted average shares used in basic computation	55,345	54,991	54,297
Dilutive effect of:			
Stock options	2,051	1,729	—
Business partner securities	103	64	—
Weighted average shares used in diluted computation	57,499	56,784	54,297
Earnings (loss) per share:			
Basic	$ 0.65	$ 0.76	$ (0.34)
Diluted	$ 0.63	$ 0.74	$ (0.34)

Effective April 1, 2003, the Company started recording income taxes. During 2002 and 2001, income taxes were minimal due to the benefit of a net operating loss carry forward. As a result, in applying the treasury stock method in 2003, the assumed proceeds of stock option exercises were computed as the sum of (i) the amount the employees paid on exercise and (ii) the amount of tax benefits associated with employee stock options exercised that were credited to additional paid-in capital. Prior to April 1, 2003, the Company excluded such tax benefits in assumed proceeds of stock option exercises, thereby increasing the dilutive effect of securities accordingly.

At December 31, 2003 and 2002, approximately 16.8 million and 15.9 million securities, respectively, were not included in the computation of diluted earnings per share because their effect would have been anti-dilutive. In 2001, diluted net loss per share is the same as basic net loss per share since the assumed conversion of options and warrants would have been anti-dilutive.

Note 16.
Deferred Compensation Plan

Employees of the Company are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the Plan), whereby eligible employees may elect to defer a portion of their salaries by directing the Company to contribute to the Plan.

The Plan is available to all employees of the Company meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employee contributions are directed to one or more investment funds, one of which, beginning in 2000, invests in the Company's Class A common stock (the eSpeed Stock Fund). The Company will match contributions to the eSpeed Stock Fund annually with up to $3,000 of the Company's Class A common stock per participant. In 2004, 2003 and 2002, the Company contributed 6,670, 7,439, and 5,814 shares of its Class A common stock relating to employee contributions to the eSpeed Stock Fund for the years ended December 31, 2003, 2002 and 2001, respectively. The administration of the Plan is performed by CFLP. The Company pays its proportionate share of such administrative costs under the Administrative Services Agreement.

Note 17.
Regulatory Capital Requirements

Through its subsidiary, eSpeed Government Securities, Inc., the Company is subject to SEC broker-dealer regulation under Section 15C of the Securities Exchange Act of 1934, which requires the maintenance of minimum liquid capital, as defined. At December 31, 2003, eSpeed Government Securities, Inc.'s liquid capital of $78,842,151 was in excess of minimum requirements by $78,817,151.

Additionally, the Company's subsidiary, eSpeed Securities, Inc., is subject to SEC broker-dealer regulation under Rule 17a-3 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, eSpeed Securities, Inc. had net capital of $94,184,662, which was $91,988,874 in excess of its required net capital, and eSpeed Securities, Inc.'s net capital ratio was .35 to 1.

The regulatory requirements referred to above may restrict the Company's ability to withdraw capital from its regulated subsidiaries.

Note 18. Segment and Geographic Information

SEGMENT INFORMATION

The Company currently operates its business in one segment, that of operating interactive electronic marketplaces for the trading of financial and non-financial products, licensing software, and providing technology support services to Cantor and other related and unrelated parties.

PRODUCT INFORMATION

The Company currently markets its services through the following products: core products, including an integrated network engaged in electronic trading in government securities in multiple marketplaces over the eSpeed® system; new product rollouts, including introduction of products in non-equity capital markets; products enhancement software, which enables clients to engage in enhanced electronic trading of core products and future product rollouts; and eSpeed Software SolutionsSM, which allows customers to use the Company's intellectual property and trading expertise to build electronic marketplaces and exchanges, develop customized trading interfaces and enable real-time auctions and debt issuance. Revenues from core products comprise the majority of the Company's revenues.

GEOGRAPHIC INFORMATION

The Company operates in the Americas (primarily in the United States), Europe and Asia. Revenue attribution for purposes of preparing geographic data is principally based upon the marketplace where the financial product is traded, which, as a result of regulatory jurisdiction constraints in most circumstances, is also representative of the location of the client generating the transaction resulting in commissionable revenue.

The information that follows, in management's judgment, provides a reasonable representation of the activities of each region as of and for the periods indicated.

	Year Ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
		(In thousands)	
Transaction revenues:			
Europe	$ 27,751	$ 24,317	$ 20,658
Asia	2,112	2,580	2,653
Total Non Americas	**29,863**	**26,897**	**23,311**
Americas	100,195	78,884	75,057
Total	**$ 130,058**	**$ 105,781**	**$ 98,368**

	December 31, 2003	December 31, 2002
	(In thousands)	
Average long lived assets:		
Europe	$ 4,777	$ 5,577
Asia	328	388
Total Non Americas	**5,105**	**5,965**
Americas	23,301	17,537
Total	**$ 28,406**	**$ 23,502**

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of eSpeed, Inc.:

We have audited the accompanying consolidated statements of financial condition of eSpeed, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 10, 2004
New York, New York

Changes In and Disagreements With Accountants On Accounting and Financial Disclosure

None.

Controls and Procedures

(A) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of the end of the period covered by this report were designed and were functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. We believe that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

(B) CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No change in our internal control over financial reporting occurred during our most recent fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Market for the Registrant's Common Equity and Related Stockholder Matters

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A common stock is traded on the Nasdaq National Market under the symbol "ESPD." For each quarter of the prior two years and through March 1, 2004, the high and low sales prices for our Class A common stock, as reported by Nasdaq, were as follows:

	High	Low
2002:		
First Quarter	$ 12.21	$ 7.91
Second Quarter	$ 14.10	$ 8.27
Third Quarter	$ 11.07	$ 7.42
Fourth Quarter	$ 19.90	$ 9.63
2003:		
First Quarter	$ 19.20	$ 9.33
Second Quarter	$ 20.00	$ 11.44
Third Quarter	$ 26.55	$ 16.54
Fourth Quarter	$ 28.24	$ 21.42
2004:		
First Quarter (through March 1, 2004)	**$ 25.17**	**$ 18.80**

On March 1, 2004, the last reported closing price of our Class A common stock on the Nasdaq National Market was $20.00 and there were 570 holders of record of our Class A common stock and two holders of record of our Class B common stock.

DIVIDEND POLICY

We intend to retain our future earnings, if any, to help finance the growth and development of our business. We have never paid a cash dividend on our common stock and we do not expect to pay any cash dividends on our common stock in the foreseeable future.

In the event we decide to declare dividends on our common stock in the future, such declaration will be subject to the discretion of our board of directors. Our board of directors may take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal and regulatory restrictions on the payment of dividends by us to our stockholders or by our subsidiaries to us and any such other factors as our board of directors may deem relevant.

USE OF PROCEEDS OF INITIAL PUBLIC OFFERING

The effective date of our registration statement (Registration No. 333-87475) filed on Form S-1 relating to our initial public offering of Class A common stock was December 9, 1999. In our initial public offering, we sold 7,000,000 shares of Class A common stock at a price of $22.00 per share and Cantor Fitzgerald Securities, the selling stockholder, sold 3,350,000 shares of Class A common stock at a price of $22.00 per share. Our initial public offering was managed on behalf of the underwriters by Warburg Dillon Read LLC, Hambrecht & Quist, Thomas Weisel Partners LLC and Cantor Fitzgerald & Co. The offering commenced on December 10, 1999 and closed on December 15, 1999. Proceeds to us from our initial public offering, after deduction of the underwriting discounts and commissions of approximately $10.0 million and offering costs of $4.4 million, totaled approximately $139.6 million. Of the $139.6 million raised, approximately $8.9 million has been used to fund investments in various entities, approximately $84.4 million has been used to acquire fixed assets and to pay for the development of capitalized software, approximately $27.4 million has been used to purchase intangible assets and pay for the defense of patents, $2.1 million has been used to repurchase shares of Class A common stock, and approximately $2.0 million has been used for other working capital purposes. The remaining $14.8 million has been invested in reverse repurchase agreements.

Of the amount of proceeds spent through December 31, 2003, approximately $37.5 million has been paid to Cantor under the Administrative Services Agreement between Cantor and us.

STOCK REPURCHASE

As of December 31, 2003, we had repurchased an aggregate of 186,399 shares of our Class A common stock for a total of $2.1 million under our repurchase plan. The reacquired shares have been designated treasury shares and will be used for general corporate purposes. Our board of directors has authorized the repurchase of up to an additional $40.0 million of our outstanding Class A common stock. We will consider making additional stock repurchases in 2004.

[illegible]

Howard W. Lutnick
Chairman of the Board of Directors
and Chief Executive Officer
eSpeed, Inc.

Lee M. Amaitis
Vice Chairman
eSpeed, Inc.

Stephen M. Merkel
Executive Vice President
General Counsel and Secretary
eSpeed, Inc.

Joseph C. Noviello
Executive Vice President
and Chief Product Architect
eSpeed, Inc.

John H. Dalton
Former Secretary of the U.S. Navy
President
IPG Photonics Corp.

William J. Moran
Executive Vice President
and General Auditor
JPMorgan Chase & Co.

Hank Morris
President
Morris & Carrick, Inc.

Albert M. Weis
Former Chairman
New York Board of Trade
President
A.M. Weis & Co., Inc.

EXECUTIVE MANAGEMENT

Howard W. Lutnick
Chairman of the Board of Directors
and Chief Executive Officer

Kevin M. Foley
President

Paul Saltzman
Chief Operating Officer

Jay Ryan
Interim Chief Financial Officer

Stephen M. Merkel
Executive Vice President
General Counsel and Secretary

Joseph C. Noviello
Executive Vice President
and Chief Product Architect

[illegible]

135 East 57th Street
New York, NY 10022
Tel: +1 212 938 5000

[illegible]

eSpeed International Limited
One America Square
London EC3N 2LS
United Kingdom
Tel: +44 207 894 7895

[illegible]

Contact:
Kim Henneforth
Investor Relations
eSpeed, Inc.
135 East 57th Street
New York, NY 10022
Tel: +1 212 610 2426
www.espeed.com

Copies of the Company's Annual Report on Form 10-K along with news releases, other recent SEC filings and general stock information are available without charge at www.espeed.com, by calling Investor Relations at +1 212 610 2426 or by writing Investor Relations at the Company's address above.

[illegible]

Deloitte & Touche LLP
2 World Financial Center
New York, NY 10281-1414
www.deloitte.com

[illegible]

American Stock Transfer &
Trust Company
59 Maiden Lane - Plaza Entrance
New York, NY 10038

[illegible]

www.espeed.com

Designed by: Willoughby Partners LLC

eSpeed™

135 East 57th Street
New York, NY 10022

www.espeed.com